Exhibit 99.2

newgold™

Management's Discussion and Analysis

For the year ended December 31, 2019

MANAGEMENT’S DISCUSSION AND ANALYSIS

All dollar figures are in United States dollars and tabular dollar amounts are in millions, unless otherwise noted.
For the year ended December 31, 2019

The following Management’s Discussion and Analysis (“MD&A”) provides information that management believes is relevant to an assessment and understanding of the consolidated financial condition and results of operations of New Gold Inc. and its subsidiaries (“New Gold” or the “Company”). This MD&A should be read in conjunction with New Gold’s consolidated financial statements for the year ended December 31, 2019 and 2018 and related notes, which are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). This MD&A contains forward-looking statements that are subject to risks and uncertainties, as discussed in the cautionary note contained in this MD&A. The reader is cautioned not to place undue reliance on forward-looking statements. All dollar figures are in United States dollars and tabular dollar amounts are in millions, unless otherwise noted. This MD&A has been prepared as at February 12, 2020. Additional information relating to the Company, including the Company’s Annual Information Form, is available on SEDAR at www.sedar.com.

OUR BUSINESS

New Gold is a Canadian-focused intermediate gold mining company with a portfolio of two core producing assets in Canada, the Rainy River gold mine (“Rainy River”) and the New Afton gold-copper mine (“New Afton”) as well as the 100% owned Blackwater development project (“Blackwater”). The Company also operates the Cerro San Pedro gold-silver mine (“Cerro San Pedro”) in Mexico, which is currently in the reclamation phase.  New Gold’s vision is to build a leading diversified intermediate gold company based in Canada that is committed to environmental and social responsibility.

Contents

OUR BUSINESS	1
OPERATING AND FINANCIAL HIGHLIGHTS	3
CORPORATE DEVELOPMENTS	5
OUTLOOK FOR 2020	5
MINERAL RESERVES AND MINERAL RESOURCES UPDATE	6
KEY PERFORMANCE DRIVERS	6
FINANCIAL RESULTS	9
REVIEW OF OPERATING MINES	14
DEVELOPMENT AND EXPLORATION REVIEW	20
FINANCIAL CONDITION REVIEW	21
NON-GAAP FINANCIAL PERFORMANCE MEASURES	27
ENTERPRISE RISK MANAGEMENT AND RISK FACTORS	41
CRITICAL JUDGMENTS AND ESTIMATION UNCERTAINTIES	57
ACCOUNTING POLICIES	57
CONTROLS AND PROCEDURES	58
MINERAL RESERVES AND MINERAL RESOURCES	60

OPERATING AND FINANCIAL HIGHLIGHTS

OPERATING HIGHLIGHTS

The Company completed the sale of Peak Mines in April 2018 and the sale of Mesquite in October 2018. As a result, Peak and Mesquite Mines have been classified as discontinued operations in the prior-year periods. Operating highlights are disclosed on a continuing operations basis (unless otherwise noted).

	Three months ended December 31			Year ended December 31
	2019	2018	2019	2018	2017
CONTINUING OPERATING INFORMATION
Gold equivalent (“eq.”) (ounces)(3):
Produced(1)	101,423	146,901	486,141	522,602	363,981
Sold(1)	104,446	131,110	488,165	495,453	340,772
Gold (ounces):
Produced(1)	66,856	97,428	322,557	315,483	149,009
Sold(1)	71,691	84,421	331,053	298,002	140,654
Copper (millions of pounds):
Produced(1)	18.3	20.8	79.4	85.1	90.6
Sold(1)	17.3	19.7	76.4	81.1	84.5
Revenue(1)
Gold ($/ounce)	1,335	1,209	1,311	1,236	1,211
Copper ($/pound)	2.39	2.71	2.45	2.79	2.41
Average realized price(1)(2)
Gold ($/ounce)	1,366	1,230	1,337	1,263	1,278
Copper ($/pound)	2.69	2.96	2.71	3.06	2.66
Operating expenses per gold eq. ounce sold ($/ounce) (3)	1,007	579	762	657	582
Total cash costs per gold eq. ounce sold ($/ounce)(2)(3)	942	581	792	684	669
All-in sustaining costs per gold eq. ounce sold ($/ounce) (2)(3)	1,862	904	1,310	1,099	905
1.	Production is shown on a total contained basis while sales are shown on a net payable basis, including final product inventory and smelter payable adjustments, where applicable.
2.
The Company uses certain non-GAAP financial performance measures throughout this MD&A. Average realized price, total cash costs and all-in sustaining costs per gold eq. ounce sold and total cash costs and all-in sustaining costs on a co-product basis are non-GAAP financial performance measures with no standard meaning under IFRS. For further information and a detailed reconciliation, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.

3.
Gold eq. ounces include silver ounces and copper ounces produced or sold converted to a gold eq. based on a ratio of the average spot market prices for the commodities for each period. For pricing assumptions, please refer to the “Review of Operating Mines” section of this MD&A.

FINANCIAL HIGHLIGHTS

	Three months ended December 31			Year ended December 31
(in millions of U.S. dollars, except where noted)	2019	2018	2019	2018	2017
FINANCIAL INFORMATION FROM CONTINUING OPERATIONS
Revenue	139.2	157.4	630.6	604.5	388.7
Operating margin(1)	34.0	81.5	258.7	279.1	190.4
Revenue less cost of goods sold	(30.4)	20.8	18.1	39.2	30.3
Net earnings (loss)	0.3	(742.5)	(73.5)	(1,085.6)	(108.0)
Adjusted net (loss) earnings(1)	(28.0)	7.9	(47.2)	(25.4)	(21.0)
Operating cash flows	47.9	57.8	263.5	193.0	197.1
Operating cash flows before changes in non-cash operating working capital(1)	38.8	74.8	237.6	264.6	153.3
Capital expenditures (sustaining)(1)	90.0	30.7	217.4	174.8	43.3
Capital expenditures (growth)(1)	12.3	8.7	35.9	39.1	510.9
Total assets	2,158.5	2,169.6	2,158.5	2,169.6	4,017.3
Cash and cash equivalents	83.4	103.7	83.4	103.7	216.2
Long-term debt	714.5	780.5	714.5	780.5	1,007.7
Non-current liabilities excluding long-term debt	310.8	313.7	310.8	313.7	626.1
SHARE DATA
Loss per share from operations:
Basic ($)	0.00	(1.28)	(0.12)	(1.88)	(0.28)
Diluted ($)	0.00	(1.28)	(0.12)	(1.88)	(0.28)
Adjusted net loss per basic share ($)(1)	(0.04)	0.01	(0.08)	(0.04)	(0.04)
Share price as at December 31 (TSX – Canadian dollars)	1.15	1.05	1.15	1.05	4.13
Weighted average outstanding shares (basic) (millions)	674.4	578.7	611.1	578.7	564.7
1.
The Company uses certain non-GAAP financial performance measures throughout this MD&A. Operating margin, adjusted net earnings (loss), adjusted net earnings (loss) per basic share, capital expenditures (sustaining and growth) and operating cash flows before changes in non-cash operating working capital are non-GAAP financial performance measures with no standard meaning under IFRS. For further information and a detailed reconciliation, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.

CORPORATE DEVELOPMENTS

On August 30, 2019, the Company closed a bought deal financing of 93,750,000 common shares at a price of C$1.60 per share for net proceeds to New Gold of approximately $107 million (gross proceeds of C$150 million less equity issuance costs).

The Company has used the majority of the proceeds to repurchase for cancellation a portion of the Company’s 2022 senior unsecured notes. In 2019, $100 million of the 2022 unsecured notes were repurchased and cancelled.

Subsequent to period end, the Company completed a comprehensive mine optimization study that includes a review of alternative open pit and underground mining scenarios at Rainy River which achieved the overall objective of improving the return on investment over the life of the mine. The results of the study will be released on February 13, 2020. The Company also will be releasing the results of New Afton’s updated life of mine plan on February 13, 2020.

OUTLOOK FOR 2020

Operational Estimates	Rainy River	New Afton	2020 Consolidated Guidance
Gold Produced (ounces)	240,000 – 260,000	73,000 – 83,000	313,000 – 343,000
Copper Produced (Mlbs)	-	75 - 85	75 – 85
Gold Eq. Produced (ounces)(1)	245,000 – 265,000	220,000 – 250,000	465,000 – 515,000
Operating expense per gold eq. ounce(1)	$875 - $955	$550 - $630	$725 - $805
Cash Costs per gold eq. ounce (1)	$875 - $955	$665 - $745	$775 - $855
Corporate G&A per gold eq. ounce(1)	-	-	$30 - $40
Depreciation and depletion per gold eq. ounce(1)	$490 - $570	$275 - $355	$390 - $470
All-in Sustaining Costs per gold eq. ounce (1)	$1,470 - $1,550	$940 - $1,020	$1,260 - $1,340
Capital Investment & Exploration Estimates	Rainy River	New Afton	2020 Consolidated Guidance
Sustaining Capital & Sustaining Leases ($M)	$128 - $162	$50 - $70	$178 - $232
Growth Capital ($M)(2)	$3 - $9	$85 - $105	$100 - $126
Exploration ($M)(3)	$2 - $6	$5 - $10	$9 - $18
1. Gold equivalent ounces includes approximately 420,000 to 445,000 ounces of silver at Rainy River and approximately 330,000 to 340,000 ounces of silver at New Afton.
2. Consolidated growth capital includes ~$12 million for Blackwater.
3. Exploration includes ~$2 million for Blackwater.

The Company announces its operational outlook for 2020 with company-wide gold eq. production expected to be in-line with the prior year.

During the year the Company will continue to advance its strategy of re-positioning itself for long-term success that will include: implementing the updated Rainy River life of mine plan with a diligent focus on optimizing operational and cost performance that improves the return on investment over the life of the mine; continuing to advancing the internally funded development program for the New Afton C-zone; and focusing on organic growth opportunities by advancing strategic exploration programs at both assets.

In 2020, the Company will report production on a gold equivalent basis as well as on a per-metal basis. Cash costs and All-in sustaining costs (“AISC”) will be reported on a per gold equivalent ounce basis. Throughout the year the Company will report gold equivalent ounces using a constant ratio of $1,500 per gold ounce, $17.75 per silver ounce and $2.85 per pound copper, and a foreign exchange rate of 1.30 Canadian dollars to the US dollar.

MINERAL RESERVES AND MINERAL RESOURCES UPDATE

Consolidated gold Mineral Reserves decreased by approximately 1,622,000 gold ounces when compared to December 31, 2018. This is primarily due to the mine optimization study described in the “Corporate Developments” section of this MD&A, which resulted in updated open pit and underground mine plans, resulting in a reduction in Mineral Reserves at Rainy River. This decrease includes approximately 280,000 gold ounces of mining depletion at Rainy River and approximately 85,000 gold ounces of mining depletion at New Afton. Mining depletion was partially offset by approximately 30,000 gold ounces of positive resource-to-reserve conversions from drilling, updated mining designs and operational plans at New Afton.

Measured and Indicated Mineral Resources decreased by approximately 166,000 gold ounces due to the decrease in open pit mineral at Rainy River partially offset by increased underground Mineral Resources at Rainy River and New Afton. Measured and Indicated Mineral Resources and Blackwater remain materially unchanged as compared to previously reported Measured and Indicated Mineral Resources.

Inferred Resources decreased by approximately 246,000 gold ounces due the decrease at Rainy River.

KEY PERFORMANCE DRIVERS

There is a range of key performance drivers that are critical to the successful implementation of New Gold’s strategy and the achievement of its goals. The key internal drivers are production volumes and costs. The key external drivers are market prices of gold, copper and silver, as well as foreign exchange rates.

Production Volumes and Costs

For an analysis of the impact of production volumes and costs for the three months and year ended December 31, 2019 relative to prior-year periods, refer to the “Review of Operating Mines” section of this MD&A.

Commodity Prices

Gold Prices
The price of gold is the single largest factor affecting New Gold’s profitability and operating cash flows. As such, the current and future financial performance of the Company is expected to be closely related to the prevailing price of gold.

For the year ended December 31, 2019, New Gold’s gold revenue per ounce and average realized gold price per ounce were $1,311 and $1,337 respectively, compared to the London Bullion Market Association (“LBMA”) p.m. average gold price of $1,392 per ounce.

For the three months ended December 31, 2019, New Gold’s gold revenue per ounce and average realized gold price per ounce were $1,335 and $1,366 respectively, compared to the LBMA p.m. average gold price of $1,480 per ounce.

The Company has entered into gold price option collar contracts to provide downside price protection. The call options that were exercised in 2019 had an average strike price of $1,300 which impacted gold revenue per ounce and average realized gold price per ounce. The Company’s gold price option collar contracts extend until the end of 2020. For further information on the Company’s gold price option collar contracts, please refer to the “Liquidity and Cash Flow” section of this MD&A.

Copper Prices
For the year ended December 31, 2019, New Gold’s copper revenue per pound and average realized copper price per pound were $2.45 and $2.71 respectively compared to the average London Metal Exchange (“LME”) copper price of $2.72 per pound.

For the three months ended December 31, 2019, New Gold’s copper revenue per pound and average realized copper price per pound were $2.39 and $2.69 respectively compared to the average LME copper price of $2.67 per pound.

In December 2018, the Company entered into copper price option collar contracts by purchasing put options with an average strike price of $2.50 per pound and selling call options at an average strike price $3.00 per pound to provide downside price protection. These copper price option contracts expired at the end of 2019.

Foreign Exchange Rates
The Company’s key operations are in Canada, while revenue is generated in U.S. dollars. As a result, the Company has foreign currency exposure with respect to costs not denominated in U.S. dollars. New Gold’s operating results and cash flows are influenced by changes in various exchange rates against the U.S. dollar. The Company has exposure to the Canadian dollar through New Afton, Rainy River, and Blackwater, as well as through corporate administration costs. The Company also has exposure to the Mexican peso through its reclamation activities at Cerro San Pedro.

The spot Canadian dollar strengthened against the U.S. dollar by approximately 5% during 2019. The average Canadian dollar against the average U.S. dollar for the three months ended December 31, 2019 was consistent with the prior quarter and the prior-year period. The strengthening or weakening of the Canadian dollar impacts costs in U.S. dollar terms at the Company’s Canadian operations, as well as capital costs at the Company’s Canadian development property as a significant portion of operating and capital costs are denominated in Canadian dollars.

In the second quarter of 2019, the Company entered into foreign exchange forward contracts in order to hedge the Company’s spending in Canadian dollars. The Company has hedged $20.0 million U.S. dollars per month at average Canadian dollar to U.S. dollar foreign exchange rate of 1.34. These foreign exchange forward contracts expired at the end of 2019.

For an analysis of the impact of foreign exchange fluctuations on operating costs for the three months and year ended December 31, 2019 relative to prior-year periods, refer to the “Review of Operating Mines” sections for Rainy River and New Afton.

Economic Outlook

The LBMA p.m. gold price increased by 18% since the start of 2019. Gold held in exchange-traded products remained near all-time highs in the fourth-quarter of 2019, coinciding with the rise in gold prices to multi-year highs.

Prospects for gold are encouraged by several structural factors. Mine supply has been plateauing as high-quality deposits become more difficult to find and more expensive to develop and mine. Exploration budgets have been cut in recent years, increasing the likelihood that supply will remain muted, even in the face of increasing gold prices.

Economic events can have significant effects on the price of gold, through currency rate fluctuations, the relative strength of the U.S. dollar, gold supply and demand, and macroeconomic factors such as interest rates and inflation expectations. Management anticipates that the long-term economic environment should provide support for precious metals and for gold in particular and believes the prospects for the business are favourable.

FINANCIAL RESULTS

Summary of Financial Results

	Three months ended December 31			Year ended December 31
(in millions of U.S. dollars, except where noted)	2019	2018	2019	2018	2017
FINANCIAL RESULTS
Revenue	139.2	157.4	630.6	604.5	388.7
Operating expenses	105.2	75.9	371.9	325.4	198.3
Depreciation and depletion	64.4	60.7	240.6	239.9	160.1
Revenue less cost of goods sold	(30.4)	20.8	18.1	39.2	30.3
Corporate administration	4.8	7.6	17.6	23.2	23.7
Corporate restructuring	1.1	1.8	1.1	4.1	4.2
Share-based payment expenses	(0.1)	0.2	1.7	0.7	5.1
Exploration and business development	1.3	1.5	5.6	3.0	6.4
Asset impairment	-	671.1	-	1,054.8	268.4
Loss from operations	(37.5)	(661.4)	(7.9)	(1,046.6)	(277.5)
Finance income	0.5	0.5	2.2	1.5	1.1
Finance costs	(14.3)	(17.1)	(62.6)	(69.0)	(12.8)
Other gains and losses
Rainy River underground project costs	-	-	(3.4)	-	-
(Loss) gain on foreign exchange	(2.4)	23.9	(3.7)	6.6	43.8
Settlement and (loss) gain on foreign exchange forward contracts	(0.5)	-	1.5	-	-
(Loss) gain on disposal of El Morro stream and other assets	(0.8)	1.1	(1.2)	(0.3)	33.3
Loss on revaluation of investments	(0.1)	-	-	(0.2)	(0.2)
Unrealized gain (loss) on revaluation of gold stream obligation	46.3	(2.5)	20.1	11.7	(21.8)
Settlement and (loss) gain on revaluation of copper price option contracts and copper forward contracts	(0.2)	(2.2)	(0.7)	4.8	(4.4)
Settlement and gain (loss) on revaluation of gold price option contracts	3.5	(4.8)	(21.7)	(4.8)	(6.5)
Revaluation of CSP’s reclamation and closure cost obligation	(0.6)	(1.0)	0.6	(1.0)	-
Gain on receivable associated with Mesquite sale	-	-	4.0	-	-
Other	(0.2)	(0.2)	(1.1)	1.3	2.4
Loss before taxes	(6.3)	(663.7)	(73.9)	(1,096.0)	(242.6)
Income tax recovery (expense)	6.6	(78.8)	0.4	10.4	84.6
Net income (loss) from continuing operations	0.3	(742.5)	(73.5)	(1,085.6)	(158.0)
(Loss) earnings from discontinued operations	-	(0.7)	-	(154.9)	50.0
Net income (loss)	0.3	(743.2)	(73.5)	(1,240.5)	(108.0)
Adjusted net loss from continuing operations (1)	(28.0)	7.9	(47.2)	(25.4)	(21.0)
1.
The Company uses certain non-GAAP financial performance measures throughout this MD&A. For a detailed description of each of the non-GAAP measures used in this MD&A and a detailed reconciliation, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.

Revenue
For the year ended December 31, 2019, the $26.1 million, or 4.3%, increase in revenue was due to an increase in gold prices and gold ounces sold partially offset by a decrease in copper prices and copper sales. Additionally, the prior year included $16.0 million of revenue from Cerro San Pedro, which entered the reclamation phase at the end of 2018. The average realized prices for the year ended December 31, 2019 were $1,337 per gold ounce, and $2.71 per pound of copper. This compared to $1,263 per gold ounce and $3.06 per pound of copper in the prior year.

For the three months ended December 31, 2019, the $18.2 million, or 11.5%, decrease in revenue was due to a decrease in copper prices and gold and copper sales volumes, partially offset by an increase in gold prices. Additionally, the prior-year period included $1.5 million of revenue from Cerro San Pedro, which entered the reclamation phase at the end of 2018. The average realized prices for the three months ended December 31, 2019 were $1,366 per gold ounce, and $2.69 per pound of copper. This compared to $1,230 per gold ounce and $2.96 per pound of copper in the prior-year period.

A detailed discussion of production is included in the “Review of Operating Mines” section of this MD&A.

Operating expenses
For the year ended December 31, 2019, operating expenses increased compared to the prior year due to increased throughput at planned lower grades and an increase in operating waste tonnes mined at Rainy River and higher sales volume. Additionally, operating expenses were impacted by an inventory write-down of $14.1 million at Rainy River relating primarily to the write-down of the low-grade stockpile from inventory. Going forward, additions to the low-grade stockpile will be expensed as incurred for accounting purposes.

For the three months ended December 31, 2019, operating expenses increased compared with the prior-year period due to the inventory write-down described above and increased throughput at planned lower grades and an increase in operating waste tonnes mined at Rainy River.

Depreciation and depletion
For the year ended December 31, 2019, depreciation and depletion was consistent with the prior year as higher depreciation and depletion at Rainy River resulting from higher sales volumes was offset by lower depreciation and depletion at New Afton resulting from lower sales volumes.

For the three months ended December 31, 2019, depreciation and depletion was impacted by the inventory write-down described above, resulting in a charge to depreciation and depletion of $5.7 million. This resulted in higher depreciation and depletion than the prior-year period.

In 2020, we expect depreciation and depletion to increase as a result of decreased Mineral Reserves at Rainy River. Refer to the “Mineral Reserves and Mineral Resources Update” section of this MD&A for further information.

Revenue less cost of goods sold
For the three months ended December 31, 2019, revenue less costs of goods sold decreased due to lower revenues and higher operating expenses, as described above. For the year ended December 31, 2019, revenue less costs of goods sold decreased due to higher operating expenses, partially offset by higher revenue.

Corporate administration, corporate restructuring and share-based payment expenses
For the three months and year ended December 31, 2019, corporate administration decreased compared with the prior-year periods due to a lower corporate headcount, resulting in lower compensation and benefit expenses. The Company recognized a corporate restructuring expense of $1.1 million for the year ended December 31, 2019, compared to $4.1 million in the prior year. Corporate restructuring expenses relate to restructuring the senior leadership team. Share-based payment expenses were consistent with the prior year.

Finance income and finance costs
For the three months and year ended December 31, 2019, finance costs decreased relative to the prior-year period as the credit facility remained undrawn until the fourth quarter of 2019.

Other gains and losses
The following other gains and losses are added back for the purposes of adjusted net earnings:

Underground project costs
Underground project costs of $3.4 million for the year ended December 31, 2019 relate to costs associated with the deferral of the Rainy River underground mine development plan and include demobilization and related costs. The cost to transfer ownership of infrastructure and equipment from the contractor has been capitalized.

Foreign exchange
Movements in foreign exchange are primarily due to the revaluation of the deferred tax liabilities at the balance sheet date and the appreciation or depreciation of the Canadian dollar and Mexican peso compared to the U.S. dollar in the current period.

Foreign exchange forward contracts
For the three months and year ended December 31, 2019, the Company recognized a foreign exchange loss of $0.5 million and a foreign exchange gain of $1.5 million respectively.

Gold stream obligation
For the three months and year ended December 31, 2019, the Company recognized a gain on the revaluation of the gold stream obligation derivative instrument of $46.3 million and $20.1 million, respectively. The gain was primarily driven by a decrease in estimated stream settlements over the remaining life of the instrument, as a result of Rainy River’s optimized mine plan.

Copper option contracts
For the three months and year ended December 31, 2019, the Company recognized a loss on the revaluation of copper price option contracts of $0.2 million and $0.7 million, respectively. The loss was primarily driven by higher copper prices and the expiry of the option contracts.

Gold option contracts
For the three months ended December 31, 2019, the Company recognized a gain on the revaluation of gold price option contracts of $2.8 million, primarily resulting from the exercise and expiry of the option contracts. For the year ended December 31, 2019, the Company recognized an unrealized loss on the revaluation of the gold price option contracts of $22.4 million due to an increase in gold prices. A realized loss of $8.1 million and $17.6 million was recognized in the three months and year ended December 31, 2019, respectively.

Mesquite sale proceeds
The $4.0 million gain on the Mesquite sale receivable represents $2.1 million of outstanding working capital proceeds collected in the first quarter of 2019, and $1.9 million on the revaluation of the proceeds due from income tax receivable at Mesquite.

CSP’s reclamation, closure cost obligation
Cerro San Pedro transitioned to the reclamation phase of its mine life cycle effective December 31, 2018. The revaluation of Cerro San Pedro’s reclamation and closure cost obligation for the three months and year ended December 31, 2019 is a result of changes in estimates to the expected cash flows.

Asset Impairment
For the year ended December 31, 2018, the Company recorded impairment losses of $836.6 million at Rainy River and $218.2 million at Blackwater, totaling $1,054.8 million pre-tax ($953.2 million after-tax).

Income tax
Income tax recovery for the year ended December 31, 2019 was $0.4 million when compared to a recovery of $10.4 million in the prior year. The current year income tax recovery relates primarily to current and deferred mineral taxes in the period, whereas the prior year income tax recovery included the tax effect of asset impairments and impact of the derecognition of deferred tax assets.

Income tax recovery for the three months ended December 31, 2019 was $6.6 million when compared to an income tax expense of $78.8 million in the prior-year period. The income tax recovery in the current period was primarily driven by deferred mineral taxes, whereas the income tax expense in the prior-year period was primarily driven by the impact of the derecognition of deferred tax assets.

On an adjusted earnings basis, the adjusted tax expense for the year ended December 31, 2019 was $1.0 million compared to an adjusted tax recovery of $12.9 million in the prior year. The adjusted tax recovery for the three months ended December 31, 2019 was $1.8 million compared to an adjusted tax recovery of $6.6 million in the prior-year period.

The adjusted tax expense excludes the impact of inventory write-downs, corporate restructuring costs, losses on debt modification and other gains and losses on the consolidated income statement. Please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.

Earnings from discontinued operations, net of tax
Peak Mines and Mesquite were classified as discontinued operations for the three months ended December 31, 2018 and the years ended December 31, 2018 and December 31, 2017.

Net income (loss)
For the three months and year ended December 31, 2019, the net income (loss) increased due to impairment losses recognized in the prior year.

Adjusted net earnings (loss) from continuing operations
Net losses have been adjusted for inventory write-downs, corporate restructuring charges, losses on debt modification and other gains and losses on the consolidated income statement. Key elements in other gains and losses are: underground project costs at Rainy River; the fair value changes for the gold stream obligation; fair value changes for copper and gold price option contracts, fair value changes for foreign exchange forward contracts, and a foreign exchange gains/loss. The adjusted entries are also impacted for tax to the extent that the underlying entries are impacted for tax in the unadjusted net earnings. Please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.

Adjusted net loss for the year ended December 31, 2019 was $47.2 million, or $0.08 per basic share, compared to an adjusted net loss of $25.4 million, or $0.04 per basic share, in the prior year. Adjusted net loss was impacted by higher operating expenses, partially offset by higher revenues and lower finance costs as described above. Adjusted net loss for the three months ended December 31, 2019 was $28.0 million, or $0.04 per basic share, compared to adjusted net earnings of $7.9 million, or $0.01 per basic share, in the prior-year period. Adjusted net loss was primarily impacted by lower revenue and higher operating expenses as described above.

For further information on the Company’s liquidity and cash flow position, please refer to the “Liquidity and Cash Flow” section of this MD&A. For further information on the Company’s financial results, please refer to the “Financial Results” section of this MD&A.

Key Quarterly Operating and Financial Information

Selected financial and operating information for the current and previous quarters is as follows:

(in millions of U.S. dollars, except where noted)	Q4 2019	Q3 2019	Q2 2019	Q1 2019	Q4 2018	Q3 2018	Q2 2018	Q1 2018	Q4 2017
OPERATING INFORMATION(2)
Gold production from operations (ounces)(1)	66,856	91,087	85,216	79,398	97,428	77,533	76,751	63,711	58,070
Gold sales from operations (ounces)(1)	71,691	85,867	84,184	89,312	84,421	76,653	72,774	64,154	54,170
Revenue	139.2	168.4	155.1	167.9	157.4	147.1	152.5	147.5	123.5
Net income (loss)	0.3	(24.7)	(35.7)	(13.4)	(742.5)	(1.6)	(310.6)	(30.9)	(226.9)
Per share:
Basic ($)	0.00	(0.04)	(0.06)	(0.02)	(1.28)	(0.00)	(0.54)	(0.05)	(0.39)
Diluted ($)	0.00	(0.04)	(0.06)	(0.02)	(1.28)	(0.00)	(0.54)	(0.05)	(0.39)

1.	A detailed discussion of production is included in the “Review of Operating Mines” section of this MD&A.
2.	Operating information for all periods presented are from continuing operations.

In the first quarter of 2019 the Company identified an immaterial error relating to its deferred tax liabilities. The result of this error is an increase to income tax expense and deferred tax liabilities of $14.8 million for the year ended December 31, 2018. The resulting understatement of the deferred tax liabilities, the income tax expense and the deficit balance of $14.8 million for the year ended December 31,2018 have been revised in the comparative consolidated statement of financial position, consolidated income statements and the consolidated statement of cash flow

REVIEW OF OPERATING MINES

Rainy River Mine, Ontario, Canada

Rainy River is a gold mine located approximately 50 kilometres northwest of Fort Frances, a town of approximately 8,000 people, in northwestern Ontario, Canada.

A summary of Rainy River’s operating results is provided below.

Three months ended December 31				Year ended December 31
(in millions of U.S. dollars, except where noted)	2019	2018	2019	2018
OPERATING INFORMATION
Ore mined (thousands of tonnes)	1,793	2,949	6,830	12,296
Waste mined (thousands of tonnes)	10,731	7,310	36,387	27,267
Ore processed (thousands of tonnes)	2,072	1,901	8,023	6,546
Ratio of waste-to-ore	5.99	2.48	5.33	2.22
Average gold grade (grams/tonne)	0.85	1.42	1.08	1.25
Gold recovery rate (%)	91	89	91	86
Gold eq. (ounces)(1)(3):
Produced	51,915	78,074	257,051	230,349
Sold	57,258	66,880	268,718	217,771
Gold (ounces)(1):
Produced	51,122	77,202	253,772	227,284
Sold	56,390	66,123	265,359	214,804
Average gold realized price(1)(2) ($/ounce)	1,366	1,229	1,335	1,260
Operating expenses per gold eq. ounce sold ($/ounce)(3)	1,278	648	962	826
Total cash costs per gold eq. ounce sold (2)(3)	1,032	648	910	826
All-in sustaining costs per gold eq. sold (2)(3)	2,429	1,056	1,630	1,498
FINANCIAL INFORMATION
Revenue	78.4	82.2	358.9	274.4
Operating margin (2)	5.2	38.9	100.5	94.5
Revenue less cost of goods sold	(24.2)	18.9	6.6	16.2
Capital expenditures (sustaining capital) (2)	79.3	25.6	179.1	142.1
Capital expenditures (growth capital) (2)	0.1	6.1	6.8	28.5
1.	Production is shown on a total contained basis while sales are shown on a net payable basis, including final product inventory and smelter payable adjustments, where applicable.
2.
The Company uses certain non-GAAP financial performance measures throughout this MD&A. Total cash costs and all-in sustaining costs per gold eq ounce sold, average realized price, and operating margin and capital expenditures (sustaining capital, sustaining leases, and growth capital) are non-GAAP financial performance measures with no standard meaning under IFRS. For further information and a detailed reconciliation, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.

3.
Gold eq. ounces include silver ounces and copper ounces produced or sold converted to a gold eq. based on a ratio of the average spot market prices for the commodities for each period. The ratio for Q4 2019 was calculated based on average spot market prices of $1,480 per gold ounce and $17.31 per silver ounce. The ratio for Q4 2018 was calculated based on average spot market prices of $1,228 per gold ounce and $14.54 per silver ounce.

Operating results

Production
During the quarter, approximately 1.8 million ore tonnes and 10.7 million waste tonnes (including 3.9 million capitalized waste tonnes) were mined from the open pit at an average strip ratio of 5.99:1 as Phase 2 waste stripping continued to be prioritized during the quarter. Earlier in the year, the decision was made to prioritize waste stripping in order to prepare ore faces in anticipation of the updated life of mine plan. Additionally, 0.8 million tonnes of out-pit material were mined during the quarter for use in planned dam raises.  Total tonnes mined per day for the quarter averaged 136,124 tonnes per day, an increase of more than 20% over the prior three quarters.

Mill throughput for the quarter averaged 22,521 tonnes per day. As previously disclosed, due to an extended period of heavy rainfall in the area, the mill operated at lower capacity in October in order to manage water levels in the Tailings Management Area (“TMA”). Once the Stage 2 TMA dam construction was completed in late October, which provided approximately 7 to 8 million cubic meters of additional TMA capacity, mill throughput increased to average 24,858 tonnes per day for November and December, exceeding the target range of 24,000 tonnes per day (original design was 21,000 tonnes per day).

Mill availability for the quarter averaged 89%, achieving target levels with all major mill upgrades substantially completed. As the mill has demonstrated consistent operations at target levels, there remains potential for further increases in mill throughput in the coming quarters as mill availability improves and the pebble crusher is commissioned.

Gold recovery averaged 91% for the quarter, in-line with plan.

Subsequent to period end, the Company completed a comprehensive mine optimization study that includes a review of alternative open pit and underground mining scenarios which achieved the overall objective of improving the return on investment over the life of the mine. The results of the study were released on February 13, 2020.

As operational performance has improved over the past five quarters, the focus is now shifting from stabilizing operations to optimizing operational and cost performance. To support this initiative, the Company has engaged an external consultant to support improved overall equipment efficiencies with the objective of optimizing open pit mining productivity and unit cost performance.

Revenue
For the three months ended December 31, 2019, revenue decreased compared to the prior-year period due to lower sales volumes, partially offset by higher gold prices. For the year ended December 31, 2019, revenue increased compared to the prior year due to higher sales volumes and higher gold prices.

Revenue less cost of goods sold
For the three months and year ended December 31, 2019, revenue less cost of goods sold decreased when compared to the prior-year periods, primarily driven by lower revenues and higher operating expenses.

Operating expenses, total cash costs, all-in sustaining costs, and capital expenditures
Operating expenses were $1,278 per gold eq. ounce for the quarter and $962 per gold eq. ounce for the year and included a non-cash inventory write down of $14.1 million primarily related to the derecognition of the low-grade stockpile as inventory. Operating expenses per gold eq. ounce for the three months and year ended December 31, 2019 increased when compared to the prior-year periods as lower grade gold ore was mined and processed.

Total cash costs were $1,032 per gold eq. ounce for the quarter and $910 per gold eq. ounce for the year, achieving guidance of $870 to $950 per gold eq. ounce. Total cash costs per gold eq. ounce for the three months and year ended December 31, 2019 increased when compared to the prior-year periods as lower grade gold ore was mined and processed.

Sustaining capital (net of proceeds from disposal of assets) and sustaining lease payments for the quarter increased to $79 million, which primarily related to the completion of the Stage 2 TMA dam construction, installation of wick drains for stabilization of the east waste dump, ongoing renovations of the camp facility and construction work for the rescoped maintenance and warehouse facilities, and $12 million of capitalized mining costs. Sustaining capital (net of proceeds from disposal of assets) and sustaining lease payments for the year were $189 million, including $32 million of capitalized mining costs, in-line with reduced annual sustaining capital estimates of $175 to $190 million (from $210-$230 million) due to cost reductions of approximately $15 million related to the TMA and the rescoped maintenance and warehouse facilities, as well as the deferral of capital to 2020 of approximately $20 million.

AISC were $2,429 per gold eq. ounce for the quarter, impacted by higher sustaining capital spend during the quarter, primarily related to the completion of substantially all deferred construction capital projects as noted above, as well as higher capitalized mining costs. AISC for the year was $1,630 per gold eq. ounce, below guidance of $1,690 to $1,790 per gold eq. ounce due to lower than planned sustaining capital for the year. The increase in all-in sustaining costs per gold eq. ounce for the three months and year ended December 31, 2019 when compared to the prior-year periods was primarily driven by higher total cash costs and sustaining capital expenditures.

Growth capital for the year was $6.8 million, higher than annual guidance of approximately $3 million, primarily related to the purchase of underground infrastructure.

Impact of foreign exchange on operations
Rainy River’s operations are impacted by fluctuations in the valuation of the U.S. dollar against the Canadian dollar. For the three months ended December 31, 2019, the value of the U.S. dollar averaged $1.32 against the Canadian dollar, consistent with the prior-year period. For the year ended December 31, 2019, the value of the U.S. dollar averaged $1.33 against the Canadian dollar compared to $1.30 in the prior year. This had a positive impact on total cash costs of $22 per gold ounce sold against the prior year.

Exploration activities
Exploration activities continued in the fourth quarter, with the completion of the soil geochemical survey and the geological mapping in the northeastern portion of the broader Rainy River land package. Data interpretation is underway to identify drill-ready targets for follow-up reconnaissance drilling campaign planned for the first half of 2020.

New Afton Mine, British Columbia, Canada

The New Afton mine is located near Kamloops, a city of approximately 90,000 people, in south-central British Columbia.

A summary of New Afton’s operating results is provided below.

		Three months ended December 31		Year ended December 31
(in millions of U.S. dollars, except where noted)	2019	2018	2019	2018
OPERATING INFORMATION
Ore mined (thousands of tonnes)	1,266	1,573	5,437	5,839
Ore processed (thousands of tonnes)	1,459	1,381	5,584	5,354
Average grade:
Gold (grams/tonne)	0.42	0.51	0.47	0.53
Copper (%)	0.70	0.82	0.78	0.87
Recovery rate (%):
Gold	79	84	82	85
Copper	81	83	83	83
Gold eq. (ounces)(1)(4):
Produced	49,507	67,240	229,091	279,755
Sold	47,188	63,004	219,447	265,247
Gold (ounces)(1):
Produced	15,734	18,778	68,785	77,329
Sold	15,301	17,176	65,694	72,489
Copper (millions of pounds)(1):
Produced	18.3	20.8	79.4	85.1
Sold	17.3	19.7	76.4	81.1
Revenue
Gold ($/ounce)	1,218	1,130	1,220	1,156
Copper ($/pound)	2.39	2.71	2.45	2.79
Average realized price (2):
Gold ($/ounce)	1,364	1,237	1,348	1,266
Copper ($/pound)	2.68	2.96	2.71	3.06
Operating expenses per gold eq. ounce sold ($/ounce)(4)	678	388	517	393
Operating expenses per gold ounce sold ($/ounce) (3)	640	375	509	384
Operating expenses per copper pound sold ($/pound) (3)	1.26	0.90	1.02	0.93
Total cash costs per gold eq. sold ($/ounce) (2)(4)	833	499	647	507
All-in sustaining costs per gold eq. sold ($/ounce) (2)(4)	1,076	587	829	638
Total cash costs on a co-product basis (2)
Gold ($/ounce)	786	482	637	495
Copper ($/pound)	1.55	1.16	1.28	1.19
All-in sustaining costs on a co-product basis (2)
Gold ($/ounce)	1016	567	816	623
Copper ($/pound)	2.00	1.36	1.64	1.50

FINANCIAL INFORMATION:
Revenue	60.8	73.7	271.7	314.1
Operating margin (2)	28.8	49.2	158.2	209.8
Revenue less cost of goods sold	(6.2)	9.3	11.5	51.6
Capital expenditures (sustaining capital) (2)	10.6	5.0	37.7	32.6
Capital expenditures (growth capital) (2)	10.5	1.0	24.1	3.3
1.	Production is shown on a total contained basis while sales are shown on a net payable basis, including final product inventory and smelter payable adjustments, where applicable.
2.
The Company uses certain non-GAAP financial performance measures throughout this MD&A. Total cash costs and all-in sustaining costs per gold ounce sold, total cash costs and all-in sustaining costs on a co-product basis, average realized price, operating margin, and capital expenditures (sustaining capital, sustaining leases, and growth capital) are non-GAAP financial performance measures with no standard meaning under IFRS. For further information and a detailed reconciliation, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.

3.
Operating expenses are apportioned to each metal produced on a percentage of revenue basis. For further information and a detailed reconciliation, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.

4.
Gold eq. ounces include silver ounces and copper ounces produced or sold converted to a gold eq. based on a ratio of the average spot market prices for the commodities for each period. The ratio for Q4 2019 was calculated based on average spot market prices of $1,480 per gold ounce, $17.31 per silver ounce and $2.67 per copper pound. The ratio for Q4 2018 was calculated based on average spot market prices of $1,228 per gold ounce, $14.54 per silver ounce and $2.80 per copper pound.

Operating results

Production
The mine produced 49,507 gold eq. ounces for the quarter (15,734 ounces of gold, and 18.3 million pounds of copper) and 229,091 ounces (68,785 ounces of gold, and 79.4 million pounds of copper) for the year, achieving production guidance of 215,000 to 245,000 gold eq. ounces. Production in the quarter was impacted by unscheduled belt repairs that resulted in mill feed being supplemented by the intermediate grade stockpile. Gold eq. production was impacted by the lower realized copper price.

The supergene recovery circuit is complete and operating at target recoveries and utilization.

Efforts during the quarter continued to focus on de-risking the execution of the C-zone project, primarily focusing on the finalization of the tailings disposal plan and advancing permitting efforts. Sub-level cave (SLC) definition, mining operability and sequencing will continue to be further defined for potential incorporation of additional resources from the SLC zone into the mine plan. During the quarter, exploration-heading development towards the C-zone advanced by approximately 1,135 metres. The results of the updated life of mine plan were released on February 13, 2020.

Revenue
For the three months and year ended December 31, 2019, revenue decreased compared to the prior-year period due to lower copper prices and lower planned sales volume.

Revenue less cost of goods sold
For the three months and year ended December 31, 2019, the decrease in revenue less cost of goods sold when compared to the prior-year periods was primarily driven by lower revenues and higher operating expenses due to planned lower gold and copper grades.

Operating expenses, total cash costs, all-in sustaining costs, and capital expenditures
Operating expenses were $678 per gold eq. ounce for the quarter and $517 per gold eq. ounce for the year, impacted by costs related to belt repairs noted above and lower gold eq. ounces due the lower copper price.

Total cash costs were $833 per gold eq. ounce for the quarter and $647 per gold eq. ounce for the year, slightly above guidance of $600 to $640 per gold eq. ounce primarily due to the lower gold eq. ounces related to the lower copper price.

The increase in operating expenses per gold eq. ounce, total cash costs per gold eq. ounce for the three months and year ended December 31, 2019 when compared to the prior-year periods was primarily driven by higher operating expenses associated with the mining and processing of lower grade gold and copper ore.

Sustaining capital and sustaining lease payments for the quarter were $10.7 million, and $38.0 million for the year, below annual guidance of $45 to $55 million due to improved cost efficiencies realized on development meters, as well as the impact of working capital as payments for capital projects incurred later in the fourth quarter are expected in the first quarter of 2020. Sustaining capital primarily related to B3 mine development and a tailings dam raise.

AISC were $1,076 per gold eq. ounce for the quarter and $829 per gold eq. ounce for the year, achieving guidance of $810 to $890 per gold eq. ounce. The increase in AISC per gold eq. ounce for the three months and year ended December 31, 2019 when compared to the prior-year periods was primarily driven by higher total cash costs and sustaining capital expenditures.

Growth capital was $10.5 million for the quarter and $24.1 million for the year, primarily related to C-zone development, below annual guidance of $40 to $45 million due to realized cost efficiencies in development metres, as well as the impact of working capital as payments for capital projects incurred later in the fourth quarter are expected in the first quarter of 2020.

Impact of foreign exchange on operations
New Afton’s operations are impacted by fluctuations in the valuation of the U.S. dollar against the Canadian dollar. For the three months ended December 31, 2019, the value of the U.S. dollar averaged $1.32 against the Canadian dollar, consistent with the prior-year period. For the year ended December 31, 2019, the value of the U.S. dollar averaged $1.33 against the Canadian dollar compared to $1.30 in the prior year. This had a positive impact on total cash costs of $13 per gold ounce sold against the prior year.

Exploration activities
The New Afton delineation and exploration programs completed in 2019 include three key initiatives: 1) underground drilling to delineate and expand mineral resources within and beneath the SLC zone, located to the east of the planned B3 block cave; 2) underground exploration drilling of the D-zone target to test the potential for additional mineral resources down plunge of the C-zone block cave mineral reserve; and 3) surface geophysical and geochemical surveys along the prospective Cherry Creek trend located within three kilometres of the New Afton mill (See May 29, 2019 press release). The regional exploration program advanced during the quarter with the definition of high priority drill targets within the Cherry Creek trend area; first-pass exploration drilling program has been finalized and is currently scheduled to start during the first quarter of 2020 upon permit issuance.

DEVELOPMENT AND EXPLORATION REVIEW

Blackwater Project, British Columbia, Canada
Blackwater is a bulk-tonnage, gold-silver project located approximately 160 kilometres southwest of Prince George, a city of approximately 80,000 people, in central British Columbia, Canada. The project property position covers over 1,000 square kilometres and is located near infrastructure.

Environmental and permitting activities
Following successful completion of the environmental assessment phase (“EA”) and the receipt of an EA certification on June 24, 2019, the Company has been preparing submissions to regulatory authorities to comply with conditions of its EA approvals. This follows the April 15, 2019 announcement that the federal Minister of Environment and Climate Change issued a positive decision statement regarding Blackwater’s environmental assessment under the Canadian Environmental Assessment Act. Engagement and negotiations with First Nations regarding participation agreements (“PAs”) continue.

The Company will continue to assess alternative project scenarios at Blackwater that would involve lower initial capital requirements and higher-grade pit. In addition, the Company is considering other strategic alternatives with respect to the Blackwater project.

Project costs
For the three months ended December 31 2019, capital expenditures totaled $1.7 million, compared to $1.6 million in the prior-year period. For the year ended December 31, 2019, capital expenditures totaled $5.1 million, compared to $7.3 million in the prior year. Expenditures in 2019 related to the advancement of the EA process prior to the receipt of the EA certificate as well as work to comply with the conditions of its EA approval and related environmental and engineering studies, as well as discussions with First Nations on PAs.

The province of British Columbia provides an incentive for exploration in British Columbia as a refundable tax credit. This refundable tax credit is treated as government assistance and reduces Mining Interest. For the year ended December 31, 2019, the Company received $2.0 million in refundable tax credits.

FINANCIAL CONDITION REVIEW

Balance Sheet Review
	As at December 31	As at December 31
(in millions of U.S. dollars)	2019	2018
BALANCE SHEET INFORMATION
Cash and cash equivalents	83.4	103.7
Other current assets	145.3	186.7
Non-current assets	1,929.8	1,879.2
Total assets	2,158.5	2,169.6

Current liabilities	171.9	130.9
Non-current liabilities excluding long-term debt	310.8	313.7
Long-term debt	714.5	780.5
Total liabilities	1,197.2	1,225.1
Total equity	961.3	944.5
Total liabilities and equity	2,158.5	2,169.6

Assets
Cash and cash equivalents
In August 2019, the Company issued 93,750,000 common shares for net proceeds of $106.8 million. The net proceeds were used primarily for debt repayment, with $99.7 million of the Company’s 2022 senior unsecured notes repurchased for cancellation during the year. The Company also drew $30.0 million on its revolving credit facility in November 2019.

The decrease in cash and cash equivalents was primarily driven by capital expenditures and the repayment of debt, partially offset by operating cash flows and the proceeds received on the common share issuance and the drawdown on the revolving credit facility described above.

Other current assets
Other current assets primarily consist of trade and other receivables, inventories, prepaid expenses, and income tax receivables. Other current assets decreased when compared with the prior period primarily due to the decrease in metal inventory and accounts receivable.

Non-current assets
Non-current assets consist of mining interests which include the Company’s mining properties, development projects, property, plant and equipment, and long-term inventory. The increase in non-current assets is primarily attributable to the Company’s investments in its mining interests partially offset by depreciation and depletion.

Liabilities
Current liabilities
Current liabilities consist primarily of trade and other payables. Current liabilities increased compared to the prior year as a result of an increase in derivative liabilities and accruals at New Afton and Blackwater.

Non-current liabilities excluding long-term debt
Non-current liabilities excluding long-term debt consist primarily of reclamation and closure cost obligations, the gold stream obligation and deferred tax liabilities.

The Company’s asset retirement obligations consist of reclamation and closure costs for Rainy River, New Afton, Cerro San Pedro and Blackwater. Significant reclamation and closure activities include land rehabilitation, demolition of buildings and mine facilities, ongoing monitoring, and other costs. The long-term discounted portion of the liability as at December 31, 2019 was $94.7 million when compared to the prior year balance at December 31, 2018 of $86.1 million. The increase was primarily driven by lower discount rates and updates to the underlying reclamation and closure costs.

The deferred income tax liability decreased from $56.3 million as at December 31, 2018 to $48.3 million at December 31, 2019. The decrease in deferred income tax liability was primarily driven by deferred mineral taxes.

The decrease in non-current liabilities excluding long-term debt is due to the decrease in gold stream obligation resulting from lower expected stream settlements over the life of the instrument, partially offset by an increase in lease obligations.

Long-term debt and other financial liabilities containing financial covenants
The majority of the Company’s contractual obligations consist of long-term debt and interest payable. Long-term debt includes senior unsecured notes and the amounts drawn on the Company’s revolving credit facility (the “Credit Facility”).

As at December 31, 2019, the Company has $400.3 million of senior unsecured notes outstanding that mature and become due and payable on November 15, 2022 (“2022 Unsecured Notes”). The 2022 Unsecured Notes are denominated in U.S. dollars and bear interest at the rate of 6.25% per annum. The Company issued $300.0 million of senior unsecured notes (“2025 Unsecured Notes”) which mature and become due and payable on May 15, 2025, and bear interest at the rate of 6.375% per annum. Interest is payable in arrears in equal semi-annual instalments in May and November of each year. The 2022 and 2025 Unsecured Notes are subject to a minimum interest coverage incurrence covenant (earnings before interest, taxes, depreciation, amortization, impairment and other non-cash adjustments to interest) of 2.0: 1.0. In 2019, $99.7 million of the Company’s 2022 Unsecured Notes were repurchased for cancellation.

The Credit Facility has a maturity date of August 2021 and a borrowing limit of $400.0 million. As at December 31, 2019, the Company has drawn $30.0 million and issued letters of credit amounting to $118.9 million (December 31, 2018 - $110.8 million) under the Credit Facility. Letters of credit relate to reclamation bonds, and other financial assurances required with various government agencies.

The Credit Facility contains various covenants customary for a loan facility of this nature, including limits on indebtedness, asset sales and liens. The Credit Facility contains three covenant tests, the minimum interest coverage ratio, being earnings before interest, taxes, depreciation, amortization, exploration, impairment and other non-cash adjustments (“Adjusted EBITDA”) to interest, the maximum net debt to Adjusted EBITDA ratio (“Leverage Ratio”), and the maximum gross secured debt to Adjusted EBITDA, all of which are measured on a rolling four-quarter basis at the end of every quarter.

Significant financial covenants from the credit facility are as follows:

		Twelve months ended December 31	Twelve months ended December 31
	Financial covenant	2019	2018
FINANCIAL COVENANTS
Minimum interest coverage ratio (Adjusted EBITDA to interest)	>3.0 : 1	4.3 : 1	4.5 : 1
Maximum leverage ratio (net debt to Adjusted EBITDA)	<4.5 : 1	3.1 : 1	2.6 : 1
Maximum secured leverage ratio (secured debt to Adjusted EBITDA)	<2.0 : 1	0.7 : 1	0.4 : 1

Liquidity and Cash Flow

As at December 31, 2019, the Company had cash and cash equivalents of $83.4 million compared to $103.7 million at December 31, 2018. The Company’s investment policy is to invest its surplus funds in permitted investments consisting of treasury bills, bonds, notes and other evidences of indebtedness of Canada, the U.S. or any of the Canadian provinces with a minimum credit rating of R-1 mid from the DBRS or an equivalent rating from Standard & Poor’s or Moody’s and with maturities of 12 months or less at the original date of acquisition.  In addition, the Company is permitted to invest in bankers’ acceptances and other evidences of indebtedness of certain financial institutions. All investments must have a maximum term to maturity of 12 months and the average term will generally range from seven days to 90 days. Under the policy, the Company is not permitted to make investments in asset-backed commercial paper.

The Company’s liquidity is impacted by several factors which include, but are not limited to, gold and copper market prices, capital expenditures, operating costs, interest rates and foreign exchange rates.  These factors are monitored by the Company on a regular basis and will continue to be reviewed.

The Company’s cash flows from operating, investing and financing activities, as presented in the consolidated statements of cash flows, are summarized in the following table for the three months and year ended December 31, 2019 and 2018:

Three months ended December 31			Year ended December 31
(in millions of U.S. dollars, except where noted)	2019	2018	2019	2018
CASH FLOW INFORMATION
Cash generated from continuing operations	47.9	57.8	263.5	193.0
Investing cash flows used by continuing operations (capital expenditures and other)	(99.8)	(39.0)	(249.1)	(212.7)
Cash generated from investing activities (sale of Mesquite, Peak Mines, and other assets)	2.8	150.6	15.1	193.3
Cash used in financing activities	(46.6)	(194.3)	(50.2)	(312.7)
Effect of exchange rate changes on cash and cash equivalents	0.3	(0.4)	0.4	(0.5)
Cash flows related to discontinued operations	-	-	-	27.2
Change in cash and cash equivalents	(95.4)	(25.3)	(20.3)	(112.5)

Operating Activities
For the year ended December 31, 2019, the increase in cash generated from continuing operations was due to higher revenue resulting from higher gold prices and sales volume. For the three months ended December 31, 2019, the decrease in cash generated from continuing operation was primarily due to lower revenues resulting from lower sales volume.

Investing Activities
Cash used in investing activities is primarily for the continued capital investment in the Company’s operating mines and development projects.

The following table summarizes the capital expenditures (mining interests per the consolidated statements of cash flows) for the years ended December 31, 2019 and 2018:

Three months ended December 31			Year ended December 31
(in millions of U.S. dollars)	2019	2018	2019	2018
CAPITAL EXPENDITURES BY SITE
Rainy River	79.4	31.7	185.9	170.6
New Afton	21.1	6.0	61.8	35.9
Blackwater	1.7	1.6	5.1	7.3
Other	0.1	0.1	0.5	0.1
Capital expenditures from continuing operations	102.3	39.4	253.3	213.9

Financing Activities
On August 30, 2019, the Company closed its offering of common shares of the Company. An aggregate of 93,750,000 common shares were issued at a price of C$1.60 per share for net proceeds of $106.7 million.

For the three months and year ended December 31, 2019 cash used in financing activities related to the long-term debt repayment, interest paid, lease payments, and gold stream obligation payments.

The Company’s December 31, 2019 cash balance of $83.4 million, together with $251.1 million available for drawdown under the Credit Facility at December 31, 2019, provided the Company with $334.5 million of liquidity.

The net cash generated by operations is highly dependent on metal prices, including gold and copper, as well as other factors, including the Canadian/U.S. dollar exchange rate. To mitigate a portion of this risk, in December 2018 and early 2019, the Company entered into gold price option collar contracts for 2019 and 2020 production by purchasing put options and selling call options. The Company has purchased put options at an average strike price of $1,300 per ounce and sold call options at an average strike price of $1,355 per ounce for 72,000 ounces of gold production between January 2020 and June 2020 and purchased put options at an average strike price of $1,300 per ounce and sold call options at an average strike price of $1,415 per ounce for 96,000 ounces of gold production between July 2020 and December 2020. Please refer to Note 14 of the consolidated financial statements for further information.

In 2020, the Company is expecting to continue to advance the C-zone development at New Afton resulting in significant capital expenditures. Assuming the continuation of prevailing commodity prices and exchange rates, and operations performing in accordance with mine plans, the Company believes it has adequate liquidity to implement its near-term operational plan and will be able to repay future indebtedness from a combination of internally generated cash flow, refinancing activities and other corporate actions.

Commitments

The Company has entered into a number of contractual commitments for capital items relating to operations and development. At December 31, 2019, these commitments totalled $72.5 million, $72.3 million of which is expected to fall due over the next 12 months. This compares to commitments of $27.2 million as at December 31, 2018. Certain contractual commitments may contain cancellation clauses; however, the Company discloses its commitments based on management’s intent to fulfill the contracts.

Contingencies

In assessing the loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company and its legal counsel evaluate the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought. If the assessment of a contingency suggests that a loss is probable, and the amount can easily be estimated, then a loss is recorded. When a contingent loss is not probable but is reasonably possible, or is probable but the amount of the loss cannot be reliably estimated, then details of the contingent loss are disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the Company discloses the nature of the guarantees. If the Company is unable to resolve these disputes favourably, it may have a material adverse impact on our financial condition, cash flow and results of operations. As at December 31, 2019 and 2018 there were no contingent losses recorded.

Contractual Obligations

The following is a summary of the Company’s payments due under contractual obligations:

				As at December 31		As at December 31
(in millions of U.S. dollars, except where noted)	< 1 year	1-3 Years	4-5 Years	After 5 Years	2019 Total	2018 Total
CONTRACTUAL OBLIGATIONS
Long-term debt	-	430.3	-	300.0	730.3	800.0
Interest payable on long-term debt	44.2	85.1	38.3	7.1	174.7	242.9
Total lease commitments	9.8	17.0	8.6	-	35.4	19.9
Capital expenditure commitments	72.3	0.2	-	-	72.5	27.2
Reclamation and closure cost obligations	12.7	8.0	6.5	109.7	136.9	116.6
Gold stream obligation	22.0	49.9	54.9	65.9	192.7	267.5
Total contractual obligations	161.0	590.5	108.3	482.7	1,342.5	1,474.1

Related Party Transactions

The Company did not enter into any related party transactions during the three months and year ended December 31, 2019.

Off-Balance Sheet Arrangements

The Company did not have any off-balance sheet arrangements during the three months and year ended December 31, 2019.

Outstanding Shares

As at February 12, 2019, there were 676.0 million common shares of the Company outstanding. The Company had 5.6 million stock options outstanding under its share option plan, exercisable for up to 5.6 million common shares.

NON-GAAP FINANCIAL PERFORMANCE MEASURES

Total Cash Costs per Gold Equivalent Ounce

“Total cash costs per gold equivalent ounce” is a non-GAAP measure that is a common financial performance measure in the gold mining industry but with no standard meaning under IFRS. New Gold reports total cash costs on a sales basis. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance and ability to generate liquidity through operating cash flow to fund future capital expenditures and working capital needs. New Gold believes that this measure, along with sales, is a key indicator of a Company’s ability to generate operating earnings and cash flow from its mining operations.

Total cash costs are intended to provide additional information only and do not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. They should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.

Total cash cost figures are calculated in accordance with a standard developed by The Gold Institute, a worldwide association of suppliers of gold and gold products that ceased operations in 2002. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. Total cash costs include mine site operating costs such as mining, processing and administration costs, royalties, production taxes and realized gains and losses on fuel contracts, but are exclusive of amortization, reclamation, capital and exploration costs and net of by-product sales. Total cash costs are then divided by gold equivalent ounces sold to arrive at the total cash costs per equivalent ounce sold.

In addition to gold the Company produces copper and silver. Gold equivalent ounces of copper and silver produced or sold in a quarter are computed by calculating the ratio of the average spot market copper and silver prices to the average spot market gold price in a quarter and multiplying this ratio by the pounds of copper and silver ounces produced or sold during that quarter. Gold equivalent ounces produced or sold in a period longer than one quarter are calculated by adding the number of gold equivalent ounces in each quarter of that period. In 2020 the Company will report gold eq. ounces using a consistent ratio. Notwithstanding the impact of copper and silver sales, as a Company focused on gold production, New Gold aims to assess the economic results of its operations in relation to gold, which is the primary driver of New Gold’s business. New Gold believes this metric is of interest to its investors, who invest in the Company primarily as a gold mining Company. To determine the relevant costs associated with gold equivalent ounces, New Gold believes it is appropriate to reflect all operating costs that are extracted in its operations.

Previously New Gold calculated total cash costs per ounce for Rainy River and Cerro San Pedro net of by-product silver sales revenue. New Gold has calculated New Afton total cash costs per ounce net of by-product silver and copper sales revenue for comparative purposes. Total cash costs per gold ounce net of by-product sales and are divided by gold ounces sold to arrive at a per ounce figure. New Gold notes that in connection with New Afton, the copper by-product revenue was sufficiently large to result in a negative total cash cost on a single mine basis.

To provide additional information to investors, New Gold has also calculated total cash costs at New Afton on an individual co-product basis which apportions the cash costs to each metal produced on a percentage of revenue basis, and subsequently divides the amount by the total gold ounces, silver ounces or pounds of copper sold, as the case may be, to arrive at per ounce or per pound figures.

Sustaining Capital
"Sustaining capital" is a non-GAAP financial measure as well as “sustaining lease”. New Gold defines sustaining capital as net capital expenditures that are intended to maintain operation of its gold producing assets. A sustaining lease is similarly a capital lease payment that is sustaining in nature. To determine sustaining capital expenditures, New Gold uses cash flow related to mining interests from its statement of cash flows and deducts any expenditures that are non-sustaining or growth capital. Management uses sustaining capital and other sustaining costs, to understand the aggregate net result of the drivers of all-in sustaining costs other than total cash costs.  Sustaining capital and sustaining lease are intended to provide additional information only, does not have any standardized meaning under IFRS, and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Growth Capital
"Growth capital" is a non-GAAP financial measure. New Gold terms non-sustaining capital costs to be “growth capital”, which are capital expenditures to develop new operations or capital expenditures related to major projects at existing operations where these projects will materially increase production. To determine growth capital expenditures, New Gold uses cash flow related to mining interests from its statement of cash flows and deducts any expenditures that are sustaining capital. Growth capital is intended to provide additional information only, does not have any standardized meaning under IFRS, and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

All-in Sustaining Costs per Gold Equivalent Ounce
“All-in sustaining costs per gold equivalent ounce” is a non-GAAP measure based on guidance announced by the World Gold Council (“WGC”) in September 2013. The WGC is a non-profit association of the world’s leading gold mining companies established in 1987 to promote the use of gold to industry, consumers and investors. The WGC is not a regulatory body and does not have the authority to develop accounting standards or disclosure requirements.  The WGC has worked with its member companies, including New Gold, to develop a measure that expands on IFRS measures such as operating expenses and non-GAAP measures to provide visibility into the economics of a gold mining company. Current IFRS measures used in the gold industry, such as operating expenses, do not capture all of the expenditures incurred to discover, develop and sustain gold production. New Gold believes the all-in sustaining costs measure provides further transparency into costs associated with producing gold and will assist analysts, investors, and other stakeholders of the Company in assessing its operating performance, its ability to generate free cash flow from current operations and its overall value. In addition, the Compensation Committee of the Board of Directors uses all-in sustaining costs, together with other measures, in its Company scorecard to set incentive compensation goals and assess performance.

All-in sustaining costs per gold equivalent ounce is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.

New Gold defines all-in sustaining costs per gold equivalent ounce as the sum of total cash costs, net capital expenditures that are sustaining in nature, corporate general and administrative costs, capitalized and expensed exploration that is sustaining in nature, lease payments that are sustaining in nature, and environmental reclamation costs, all divided by the total gold equivalent ounces sold to arrive at a per ounce figure. The table “Sustaining Capital Expenditure Reconciliation” reconciles New Gold’s sustaining capital to its cash flow statement.  The definition of sustaining versus non-sustaining is similarly applied to capitalized and expensed exploration costs and lease payments. Exploration costs and lease payments to develop new operations or that relate to major projects at existing operations where these projects are expected to materially increase production are classified as non-sustaining and are excluded. Gold equivalent ounces of copper and silver produced or sold in a quarter are computed by calculating the ratio of the average spot market copper and silver prices to the average spot market gold price in a quarter and multiplying this ratio by the pounds of copper and silver ounces produced or sold during that quarter. Gold equivalent ounces produced or sold in a period longer than one quarter are calculated by adding the number of gold equivalent ounces in each quarter of that period. In 2020 the Company will report gold eq. ounces using a consistent ratio.

Costs excluded from all-in sustaining costs are non-sustaining capital expenditures, non-sustaining lease payments and exploration costs, financing costs, tax expense, and transaction costs associated with mergers, acquisitions and divestitures, and any items that are deducted for the purposes of adjusted earnings.

Previously New Gold calculated all-in sustaining costs per ounce for Rainy River and Cerro San Pedro net of by-product silver sales revenue. New Gold has calculated New Afton all-in sustaining costs per ounce net of by-product silver and copper sales revenue for comparative purposes. All-in sustaining costs per gold ounce net of by-product sales and are divided by gold ounces sold to arrive at a per ounce figure. New Gold notes that in connection with New Afton, the copper by-product revenue was sufficiently large to result in a negative all in sustaining cost.

To provide additional information to investors, New Gold has also calculated New Afton all-in sustaining costs per ounce on an individual co-product basis, which apportions the all-in sustaining costs to each metal produced on a percentage of revenue basis, and subsequently divides the amount by the total gold ounces, silver ounces or pounds of copper sold, as the case may be, to arrive at per ounce or per pound figures.

Cash Costs and AISC per Gold Equivalent Ounce Reconciliation Tables

The following tables reconcile these non-GAAP measures to the most directly comparable IFRS measure on an aggregate and mine-by-mine basis.

	Three months ended December 31
(in millions of U.S. dollars, except where noted)	2019	2018
CONSOLIDATED OPEX, CASH COST AND AISC FROM CONTINUING OPERATIONS RECONCILIATION
Operating expenses	105.2	75.9
Gold equivalent ounces sold(2)	104,446	131,110
Operating expenses per gold equivalent ounce sold ($/ounce)	1,007	579
Operating expenses	105.2	75.9
Treatment and refining charges on concentrate sales	7.3	7.0
Adjustments(1)	(14.1)	(6.7)
Total cash costs	98.4	76.2
Gold equivalent ounces sold(2)	104,446	131,110
Total cash costs per gold equivalent ounce sold ($/ounce)	942	581
Sustaining capital expenditures(3)(5)	87.6	29.4
Sustaining exploration - expensed	-	1.4
Sustaining leases	2.2	-
Corporate G&A including share-based compensation(4)	4.4	9.5
Reclamation expenses	1.8	2.0
Total all-in sustaining costs	194.4	118.5
Gold equivalent ounces sold(2)	104,446	131,110
All-in sustaining costs per gold equivalent ounce sold ($/ounce)	1,862	904
1.
Adjustments in the current period include the stockpile inventory write-down at Rainy River included in operating expenses. Adjustments in the prior period include the non-cash heap leach inventory write-down and social closure costs incurred at Cerro San Pedro included in operating expenses.

2.
Gold eq. ounces produced includes silver ounces and copper pounds converted to a gold eq. based on a ratio of the average spot market prices for the commodities for each period. The ratio for Q4 2019 was calculated based on average spot market prices of $1,480 per gold ounce, $17.31 per silver ounce and $2.67 per copper pound. The ratio for Q4 2018 was calculated based on average spot market prices of $1,228 per gold ounce, $14.54 per silver ounce and $2.80 per copper pound.

3.	See “Total Sustaining Capital Expenditures Reconciliation” to reconcile sustaining capital expenditures to mining interests per the statement of cash flows.
4.	Includes the sum of corporate administration costs and share-based payment expense per the income statement, net of any non-cash depreciation within those figures.
5.	Sustaining capital expenditures are net of proceeds from disposal of assets.

	Year ended December 31
(in millions of U.S. dollars, except where noted)	2019	2018
CONSOLIDATED OPEX, CASH COST AND AISC FROM CONTINUING OPERATIONS RECONCILIATION
Operating expenses	371.9	325.4
Gold equivalent ounces sold(2)	488,165	495,453
Operating expenses per gold equivalent ounce sold ($/ounce)	762	657
Operating expenses	371.9	325.4
Treatment and refining charges on concentrate sales	28.6	30.0
Adjustments(1)	(14.1)	(16.9)
Total cash costs	386.4	338.5
Gold equivalent ounces sold(2)	488,165	495,453
Total cash costs per gold equivalent ounce sold ($/ounce)	792	684
Sustaining capital expenditures(3)(5)	214.7	173.2
Sustaining exploration - expensed	0.3	2.9
Sustaining leases	12.9	-
Corporate G&A including share-based compensation(4)	18.4	23.2
Reclamation expenses	6.6	6.6
Total all-in sustaining costs	639.3	544.4
Gold equivalent ounces sold(2)	488,165	495,453
All-in sustaining costs per gold equivalent ounce sold ($/ounce)	1,310	1,099
1.
Adjustments in the current year include the stockpile inventory write-down at Rainy River included in operating expenses. Adjustments in the prior year include the non-cash heap leach inventory write-down and social closure costs incurred at Cerro San Pedro included in operating expenses.

2.	Gold equivalent ounces includes silver ounces and copper pounds produced converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period.
3.	See “Total Sustaining Capital Expenditures Reconciliation” to reconcile sustaining capital expenditures to mining interests per the statement of cash flows.
4.	Includes the sum of corporate administration costs and share-based payment expense per the income statement, net of any non-cash depreciation within those figures.
5.	Sustaining capital expenditures are net of proceeds from disposal of assets.

	Three months ended December 31
(in millions of U.S. dollars, except where noted)	2019	2018
RAINY RIVER OPEX, CASH COSTS AND AISC RECONCILIATION
Operating expenses	73.2	43.3
Gold Equivalent Ounces sold (1)	57,258	66,880
Operating expenses per unit of gold sold ($/ounce)	1,278	648
Operating expenses	73.2	43.3
Adjustments(4)	(14.1)	-
Total cash costs	59.1	43.3
Gold Equivalent Ounces sold	57,258	66,880
Total cash costs per Gold Equivalent Ounce sold ($/ounce)	1,032	648
Sustaining capital expenditures(2)(3)	77.0	25.6
Sustaining leases	2.0	-
Sustaining exploration - expensed	-	0.1
Reclamation expenses	1.0	1.6
Total all-in sustaining costs	139.1	70.6
Gold Equivalent Ounces sold (1)	57,258	66,880
All-in sustaining costs per Gold Equivalent Ounce sold ($/ounce)	2,429	1,056
1.
Gold eq. ounces for Rainy River includes silver ounces produced or sold converted to a gold eq. based on a ratio of the average spot market prices for the commodities for each period. The ratio for Q4 2019 was calculated based on average spot market prices of $1,480 per gold ounce, $17.31 per silver ounce and $2.67 per copper pound. The ratio for Q4 2018 was calculated based on average spot market prices of $1,228 per gold ounce, $14.54 per silver ounce and $2.80 per copper pound.

2.	See “Total Sustaining Capital Expenditures Reconciliation” to reconcile sustaining capital expenditures to mining interests per the statement of cash flows.
3.	Sustaining capital expenditures are net of proceeds from disposal of assets.
4.	Adjustments in the current year include the stockpile inventory write-down at Rainy River included in operating expenses.

	Year ended December 31
(in millions of U.S. dollars, except where noted)	2019	2018
RAINY RIVER OPEX, CASH COSTS AND AISC RECONCILIATION
Operating expenses	258.4	179.9
Gold Equivalent Ounces sold (1)	268,718	217,771
Operating expenses per unit of gold sold ($/ounce)	962	826
Operating expenses Treatment and refining charges	258.4 0.1	179.9 -
Adjustments(4)	(14.1)	-
Total cash costs	244.4	179.9
Gold Equivalent Ounces sold	268,718	217,771
Total cash costs per Gold Equivalent Ounce sold ($/ounce)	910	826
Sustaining capital expenditures(2)(3)	176.5	141.9
Sustaining exploration expense	-	0.5
Sustaining leases	12.2	-
Reclamation expenses	4.8	4.0
Total all-in sustaining costs	437.9	326.3
Gold Equivalent Ounces sold (1)	268,718	217,771
All-in sustaining costs per Gold Equivalent Ounce sold ($/ounce)	1,630	1,498
1.	Gold eq. ounces for Rainy River includes silver ounces produced converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period.
2.	See “Total Sustaining Capital Expenditures Reconciliation” to reconcile sustaining capital expenditures to mining interests per the statement of cash flows.
3.	Sustaining capital expenditures are net of proceeds from disposal of assets.
4.	Adjustments in the current year include the stockpile inventory write-down at Rainy River included in operating expenses.

	Three months ended December 31
(in millions of U.S. dollars, except where noted)	2019	2018
NEW AFTON OPEX, CASH COSTS AND AISC RECONCILIATION ON A GOLD EQUIVALENT BASIS
Operating expenses	32.0	24.5
Gold Equivalent Ounces sold (1)	47,188	63,004
Operating expenses per unit of gold sold ($/ounce)	678	388
Operating expenses	32.0	24.5
Treatment and refining charges on concentrate sales	7.3	7.0
Total cash costs	39.3	31.5
Gold Equivalent Ounces sold (1)	47,188	63,004
Total cash costs per Gold Equivalent Ounce sold ($/ounce)	833	499
Sustaining capital expenditures(2)	10.6	5.0
Sustaining exploration - expensed	-	0.1
Sustaining leases	0.1	-
Reclamation expenses	0.8	0.4
Total all-in sustaining costs	50.8	37.0
Gold Equivalent Ounces sold (1)	47,188	63,004
All-in sustaining costs per Gold Equivalent Ounce sold ($/ounce)	1,076	587
1.
Gold eq. ounces for New Afton includes silver ounces and copper pounds produced or sold converted to a gold eq. based on a ratio of the average spot market prices for the commodities for each period.  The ratio for Q4 2019 was calculated based on average spot market prices of $1,480 per gold ounce, $17.31 per silver ounce and $2.67 per copper pound. The ratio for Q4 2018 was calculated based on average spot market prices of $1,228 per gold ounce, $14.54 per silver ounce and $2.80 per copper pound.

2.	See “Total Sustaining Capital Expenditures Reconciliation” to reconcile sustaining capital expenditures to mining interests per the statement of cash flows.

	Year ended December 31
(in millions of U.S. dollars, except where noted)	2019	2018
NEW AFTON OPEX, CASH COSTS AND AISC RECONCILIATION ON A GOLD EQUIVALENT BASIS
Operating expenses	113.5	104.3
Gold Equivalent Ounces sold (1)	219,447	265,247
Operating expenses per unit of gold sold ($/ounce)	517	393
Operating expenses	113.5	104.3
Treatment and refining charges on concentrate sales	28.5	30.0
Total cash costs	142.0	134.3
Gold Equivalent Ounces sold (1)	219,447	265,247
Total cash costs per Gold Equivalent Ounce sold ($/ounce)	647	507
Sustaining capital expenditures(2)	37.7	32.6
Sustaining exploration - expensed	-	0.4
Sustaining leases	0.3	-
Reclamation expenses	1.9	1.8
Total all-in sustaining costs	181.9	169.0
Gold Equivalent Ounces sold (1)	219,447	265,247
All-in sustaining costs per Gold Equivalent Ounce sold ($/ounce)	829	638
1.
Gold equivalent ounces for New Afton includes silver ounces and copper pounds produced converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period.

2.	See “Total Sustaining Capital Expenditures Reconciliation” to reconcile sustaining capital expenditures to mining interests per the statement of cash flows.

Three months ended December 31, 2019
(in millions of U.S. dollars, except where noted)	Gold	Copper	Silver	Total
NEW AFTON OPEX, CASH COSTS AND AISC RECONCILIATION ON A CO-PRODUCT BASIS
Operating expenses(1)	9.8	21.7	0.5	32.0
Units of metal sold (ounces/millions of pounds/millions of ounces)	15,301	17.3	0.1
Operating expenses per unit of metal sold ($/ounce or pound)	640	1.26	7.70
Operating expenses	9.8	21.7	0.5	32.0
Treatment and refining charges on concentrate sales	2.2	5.0	0.1	7.3
Total cash costs	12.0	26.7	0.6	39.3
By-product silver and copper sales				(47.3)
Total cash costs net of by-product revenue				(8.0)
Units of metal sold (ounces/millions of pounds/millions of ounces)	15,301	17.3	0.1
Total cash costs on a co-product basis(2) ($/ounce or pound)	786	1.55	9.47
Total cash costs per gold ounce sold ($/ounce)				(525)
Total co-product cash costs	12.0	26.7	0.6
Total cash costs net of by-product revenue				(8.0)
Sustaining capital expenditures(3)	3.2	7.2	0.2	10.6
Sustaining leases	-	0.1	-	0.1
Reclamation expenses	0.2	0.5	-	0.7
Total co-product all-in sustaining costs	15.4	34.5	0.8
Total all-in sustaining costs net of by-product revenue				3.5
All-in sustaining costs on a co-product basis(2) ($/ounce or pound)	1,016	2.00	12.23
All-in sustaining costs per gold ounce sold ($/ounce)				226
1.	Operating expenses are apportioned to each metal produced on a percentage of revenue basis.
2.
Amounts presented on a co-product basis remove the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis.

3.	See “Total Sustaining Capital Expenditures Reconciliation” to reconcile sustaining capital expenditures to mining interests per the statement of cash flows.

Three months ended December 31, 2018
(in millions of U.S. dollars, except where noted)	Gold	Copper	Silver	Total
NEW AFTON OPEX, CASH COSTS AND AISC RECONCILIATION ON A CO-PRODUCT BASIS
Operating expenses(1)	6.4	17.7	0.3	24.5
Units of metal sold (ounces/millions of pounds/millions of ounces)	17,176	19.7	0.1
Operating expenses per unit of metal sold ($/ounce or pound)	375	0.90	4.15
Operating expenses	6.4	17.7	0.3	24.5
Treatment and refining charges on concentrate sales	1.8	5.1	0.1	7.0
Total cash costs	8.2	22.8	0.4	31.5
By-product silver and copper sales				(59.4)
Total cash costs net of by-product revenue				(27.9)
Units of metal sold (ounces/millions of pounds/millions of ounces)	17,176	19.7	0.1
Total cash costs on a co-product basis(2) ($/ounce or pound)	482	1.16	5.2
Total cash costs per gold ounce sold ($/ounce)				(1,629)
Total co-product cash costs	8.3	22.8	0.4
Total cash costs net of by-product revenue				(27.9)
Sustaining capital expenditures(3)	1.3	3.7	0.1	5.1
Sustaining exploration expense	-	0.1	-	0.1
Reclamation expenses	0.1	0.3	-	0.4
Total co-product all-in sustaining costs	9.7	26.9	0.5
Total all-in sustaining costs net of by-product revenue				(22.4)
All-in sustaining costs on a co-product basis(2) ($/ounce or pound)	567	1.36	6.12
All-in sustaining costs per gold ounce sold ($/ounce)				(1,306)
1.	Operating expenses are apportioned to each metal produced on a percentage of revenue basis.
2.
Amounts presented on a co-product basis remove the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis.

3.	See “Total Sustaining Capital Expenditures Reconciliation” to reconcile sustaining capital expenditures to mining interests per the statement of cash flow.

Year ended December 31, 2019
(in millions of U.S. dollars, except where noted)	Gold	Copper	Silver	Total
NEW AFTON OPEX, CASH COSTS AND AISC RECONCILIATION ON A CO-PRODUCT BASIS
Operating expenses(1)	33.5	78.3	1.8	113.5
Units of metal sold (ounces/millions of pounds/millions of ounces)	65,694	76.4	0.3
Operating expenses per unit of metal sold ($/ounce or pound)	509	1.02	6.27
Operating expenses	33.5	78.3	1.8	113.5
Treatment and refining charges on concentrate sales	8.4	19.6	0.4	28.5
Total cash costs	41.9	97.9	2.2	142.0
By-product silver and copper sales				(211.8)
Total cash costs net of by-product revenue				(69.9)
Units of metal sold (ounces/millions of pounds/millions of ounces)	65,694	76.4	0.3
Total cash costs on a co-product basis(2) ($/ounce or pound)	637	1.28	7.84
Total cash costs per gold ounce sold ($/ounce)				(1,063)
Total co-product cash costs	41.9	97.9	2.2
Total cash costs net of by-product revenue				(69.9)
Sustaining capital expenditures(3)	11.1	26.0	0.6	37.7
Sustaining leases	0.1	0.2	-	0.3
Reclamation expenses	0.6	1.3	-	1.9
Total co-product all-in sustaining costs	53.6	125.4	2.8
Total all-in sustaining costs net of by-product revenue				(30.0)
All-in sustaining costs on a co-product basis(2) ($/ounce or pound)	816	1.64	10.04
All-in sustaining costs per gold ounce sold ($/ounce)				(456)
1.	Operating expenses are apportioned to each metal produced on a percentage of revenue basis.
2.
Amounts presented on a co-product basis remove the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis.

3.	See “Total Sustaining Capital Expenditures Reconciliation” to reconcile sustaining capital expenditures to mining interests per the statement of cash flows.

Year ended December 31, 2018
(in millions of U.S. dollars, except where noted)	Gold	Copper	Silver	Total
NEW AFTON OPEX, CASH COSTS AND AISC RECONCILIATION ON A CO-PRODUCT BASIS
Operating expenses(1)	27.8	75.1	1.4	104.3
Units of metal sold (ounces/millions of pounds/millions of ounces)	72,489	81.1	0.3
Operating expenses per unit of metal sold ($/ounce or pound)	384	0.93	4.53
Operating expenses	27.8	75.1	1.4	(104.3)
Treatment and refining charges on concentrate sales	8.0	21.6	0.4	30.0
Total cash costs	35.8	96.7	1.8	134.3
By-product silver and copper sales				(252.2)
Total cash costs net of by-product revenue				(117.9)
Units of metal sold (ounces/millions of pounds/millions of ounces)	72,489	81.1	0.3
Total cash costs on a co-product basis(2) ($/ounce or pound)	495	1.19	5.84
Total cash costs per gold ounce sold ($/ounce)				(1,626)
Total co-product cash costs	35.8	96.7	1.8
Total cash costs net of by-product revenue				(117.9)
Sustaining capital expenditures(3)	8.7	23.5	0.4	32.6
Sustaining exploration expense	0.1	0.3	-	0.4
Reclamation expenses	0.5	1.3	-	1.8
Total co-product all-in sustaining costs	45.1	121.8	2.2
Total all-in sustaining costs net of by-product revenue				(83.1)
All-in sustaining costs on a co-product basis(2) ($/ounce or pound)	623	1.50	7.35
All-in sustaining costs per gold ounce sold ($/ounce)				(1,147)
1.	Operating expenses are apportioned to each metal produced on a percentage of revenue basis.
2.
Amounts presented on a co-product basis remove the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis.

3.	See “Total Sustaining Capital Expenditures Reconciliation” to reconcile sustaining capital expenditures to mining interests per the statement of cash flows.

Sustaining Capital Expenditures Reconciliation Tables

Three months ended December 31			Year ended December 31
(in millions of U.S. dollars, except where noted)	2019	2018	2019	2018
TOTAL SUSTAINING CAPITAL EXPENDITURES
Mining interests per statement of cash flows	102.3	39.4	253.3	213.9
New Afton growth capital expenditures(1)	(10.5)	(1.0)	(24.1)	(3.3)
Rainy River growth capital expenditures(1)	(0.1)	(6.1)	(6.8)	(28.5)
Blackwater growth capital expenditures	(1.7)	(1.6)	(5.1)	(7.3)
Sustaining capital expenditures	90.0	30.7	217.4	174.8
1.
Growth capital expenditures at New Afton in the current period and prior-year period relate to project advancement for the C-zone. Growth capital expenditures at Rainy River in the current period is primarily the purchase of underground infrastructure and in the prior-year period related to the payment of working capital for project development (pre-commercial production).

Adjusted Net Earnings and Adjusted Net Earnings from Continuing Operations per Share
“Adjusted net earnings from continuing operations” and “adjusted net earnings from continuing operations per share” are non-GAAP financial measures with no standard meaning under IFRS which exclude the following from net earnings:

●	Impairment losses;
●	Inventory write-downs;
●	Items included in “Other gains and losses” as per Note 5 of the Company’s consolidated financial statements; and
●	Certain non-recurring items.

Earnings from continuing operations have been adjusted, including the associated tax impact, for the group of costs in “Other gains and losses” on the condensed consolidated income statements. Key entries in this grouping are: the fair value changes for the gold stream obligation; the gold and copper option contracts; foreign exchange forward contracts; foreign exchange gain or loss and loss on disposal of assets. The adjusted entries are also impacted for tax to the extent that the underlying entries are impacted for tax in the unadjusted net earnings.

The Company uses adjusted net earnings for its own internal purposes. Management’s internal budgets and forecasts and public guidance do not reflect the items which have been excluded from the determination of adjusted net earnings. Consequently, the presentation of adjusted net earnings enables shareholders to better understand the underlying operating performance of our core mining business through the eyes of management. Management periodically evaluates the components of adjusted net earnings based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business and a review of the non-GAAP measures used by mining industry analysts and other mining companies. Adjusted net earnings are intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of operating profit or cash flows from operations as determined under IFRS. The following table reconciles this non-GAAP measure to the most directly comparable IFRS measure.

Three months ended December 31				Year ended December 31
(in millions of U.S. dollars, except where noted)	2019	2018	2019	2018	2017
ADJUSTED NET LOSS FROM CONTINUING OPERATIONS RECONCILIATION
Loss before taxes	(6.3)	(663.7)	(73.9)	(1,096.0)	(242.6)
Other losses (gains)(1)	(45.0)	(14.3)	5.6	(18.1)	(46.6)
Loss (gain) on debt modification	0.6	-	1.2	-	(3.3)
Asset impairment	-	671.1	-	1,054.8	268.4
Inventory write-down	19.8	6.4	19.8	16.9	-
Corporate restructuring	1.1	1.8	1.1	4.1	4.2
Adjusted net loss before taxes	(29.8)	1.3	(46.2)	(38.3)	(19.9)
Income tax recovery (expense)	6.6	(78.8)	0.4	10.4	84.6
Income tax adjustments	(4.8)	85.4	(1.4)	2.5	(85.7)
Adjusted income tax (expense) recovery	1.8	6.6	(1.0)	12.9	(1.1)
Adjusted net (loss) earnings	(28.0)	7.9	(47.2)	(25.4)	(21.0)
Adjusted (loss) earnings per share (basic and diluted)	(0.04)	0.01	(0.08)	(0.04)	(0.04)
1.	Please refer to Note 5 of the Company’s consolidated financial statements for a detailed breakdown of other gains and losses.

Operating Cash Flows Generated from Operations, before Changes in Non-Cash Operating Working Capital
“Operating cash flows generated from operations, before changes in non-cash operating working capital” is a non-GAAP financial measure with no standard meaning under IFRS, which excludes changes in non-cash operating working capital. Management uses this measure to evaluate the Company’s ability to generate cash from its operations before temporary working capital changes.

Operating cash flows generated from operations, before non-cash changes in working capital is intended to provide additional information only and does not have any standardized meaning under IFRS; it should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate this measure differently and this measure is unlikely to be comparable to similar measures presented by other companies.

Three months ended December 31				Year ended December 31
(in millions of U.S. dollars)	2019	2018	2019	2018	2017
CASH RECONCILIATION FROM CONTINUING OPERATIONS
Cash generated from operations	47.9	57.8	263.5	193.0	197.1
Add back (deduct): Change in non-cash operating working capital	(9.1)	17.0	(25.9)	71.6	(43.8)
Cash generated from operations before changes in non-cash operating working capital	38.8	74.8	237.6	264.6	153.3

Operating Margin
“Operating margin” is a non-GAAP financial measure with no standard meaning under IFRS, which management uses to evaluate the Company’s aggregated and mine-by-mine contribution to net earnings before non-cash depreciation and depletion charges. Operating margin is calculated as revenue less operating expenses and therefore does not include depreciation and depletion. Operating margin is intended to provide additional information only and does not have any standardized meaning under IFRS; it should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate this measure differently and this measure is unlikely to be comparable to similar measures presented by other companies. The following tables reconcile this non-GAAP measure to the most directly comparable IFRS measure on an aggregated and mine-by-mine basis.

Operating Margin Reconciliation Tables

	Three months ended December 31		Year ended December 31
(in millions of U.S. dollars)	2019	2018	2019	2018
TOTAL OPERATING MARGIN
Revenue	139.2	157.4	630.6	604.5
Less: Operating expenses	105.2	75.9	371.9	325.4
Total operating margin	34.0	81.5	258.7	279.1

	Three months ended December 31		Year ended December 31
(in millions of U.S. dollars)	2019	2018	2019	2018
RAINY RIVER OPERATING MARGIN
Revenue	78.4	82.2	358.9	274.4
Less: Operating expenses	73.2	43.3	258.4	179.9
Rainy River operating margin	5.2	38.9	100.5	94.5

	Three months ended December 31		Year ended December 31
(in millions of U.S. dollars)	2019	2018	2019	2018
NEW AFTON OPERATING MARGIN
Revenue	60.8	73.7	271.7	314.1
Less: Operating expenses	32.0	24.5	113.5	104.3
New Afton operating margin	28.8	49.2	158.2	209.8

Average Realized Price

“Average realized price per ounce of gold sold” is a non-GAAP financial measure with no standard meaning under IFRS. Management uses this measure to better understand the price realized in each reporting period for gold sales. Average realized price is intended to provide additional information only and does not have any standardized meaning under IFRS; it should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate this measure differently and this measure is unlikely to be comparable to similar measures presented by other companies. The following tables reconcile this non-GAAP measure to the most directly comparable IFRS measure on an aggregate and mine-by-mine basis.

	Three months ended December 31		Year ended December 31
(in millions of U.S. dollars, except where noted)	2019	2018	2019	2018
TOTAL AVERAGE REALIZED PRICE FROM CONTINUING OPERATIONS
Revenue from gold sales	95.8	101.9	434.4	368.2
Treatment and refining charges on gold concentrate sales	2.1	1.8	8.3	8.0
Gross revenue from gold sales	97.9	103.7	442.7	376.2
Gold ounces sold	71,691	84,421	331,053	298,002
Total average realized price per gold ounce sold ($/ounce)	1,366	1,230	1,337	1,263

	Three months ended December 31		Year ended December 31
(in millions of U.S. dollars, except where noted)	2019	2018	2019	2018
RAINY RIVER AVERAGE REALIZED PRICE
Revenue from gold sales	77.1	81.2	354.4	270.6
Gold ounces sold	56,390	66,123	265,359	214,804
Rainy River average realized price per gold ounce sold ($/ounce)	1,366	1,229	1,335	1,260

	Three months ended December 31		Year ended December 31
(in millions of U.S. dollars, except where noted)	2019	2018	2019	2018
NEW AFTON AVERAGE REALIZED PRICE
Revenue from gold sales	18.7	19.3	80.2	83.8
Treatment and refining charges on gold concentrate sales	2.1	1.8	8.3	8.0
Gross revenue from gold sales	20.8	21.1	88.5	91.8
Gold ounces sold	15,301	17,176	65,694	72,489
New Afton average realized price per gold ounce sold ($/ounce)	1,364	1,237	1,348	1,266

ENTERPRISE RISK MANAGEMENT AND RISK FACTORS

The Company is subject to various financial and other risks that could materially adversely affect the Company’s future business, operations and financial condition. The following is a summary of certain risks facing the Company. For a more comprehensive discussion of these and other risks facing Company, please refer to the section entitled “Risk Factors” in the Company’s most recent Annual Information Form filed on SEDAR at www.sedar.com.

Financial Risk Management
The Company examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks.  These risks may include credit risk, liquidity risk, market risk and other price risks. Where material, these risks are reviewed and monitored by the Board of Directors.

(a) Credit risk

Credit risk is the risk of an unexpected loss if a party to the Company’s financial instruments fails to meet its contractual obligations. The Company’s financial assets are primarily composed of cash and cash equivalents, and trade and other receivables. Credit risk is primarily associated with trade and other receivables; however, it also arises on cash and cash equivalents and gold price options. To mitigate exposure to credit risk, the Company has established policies to limit the concentration of credit risk, to ensure counterparties demonstrate minimum acceptable credit worthiness, and to ensure liquidity of available funds.

The Company closely monitors its financial assets and does not have any significant concentration of credit risk. The Company sells its gold exclusively to large international organizations with strong credit ratings. The historical level of customer defaults is minimal and, as a result, the credit risk associated with gold and copper concentrate trade receivables at December 31, 2019 is not considered to be high.

The Company’s maximum exposure to credit risk is as follows:

	Year ended December 31
(in millions of U.S. dollars)	2019	2018
CREDIT RISK EXPOSURE
Cash and cash equivalents	83.4	103.7
Trade and other receivables	23.7	35.9
Total financial instrument exposure to credit risk	107.1	139.6

A significant portion of the Company’s cash and cash equivalents is held in large Canadian financial institutions. Short-term investments (including those presented as part of cash and cash equivalents) are composed of financial instruments issued by Canadian banks with high investment-grade ratings and the governments of Canada and the U.S.

The Company employs a restrictive investment policy as detailed in the capital risk management section, which is described in Note 21 of the consolidated financial statements.

The aging of trade and other receivables is as follows:

						As at December 31
(in millions of U.S. dollars)	0-30 days	31-60 days	61-90 days	91-120 days	Over 120 days	2019 Total	2018 Total
AGING TRADE AND OTHER RECEIVABLES
Rainy River	4.5	-	-	-	1.0	5.5	8.8
New Afton	3.4	-	-	2.9	-	6.3	8.3
Cerro San Pedro	0.5	0.1	0.1	0.1	0.6	1.4	5.1
Blackwater	-	-	-	-	0.3	0.3	0.3
Corporate	10.2	-	-	-	-	10.2	13.4
Total trade and other receivables	18.6	0.1	0.1	3.0	1.9	23.7	35.9

The Company sells its gold and copper concentrate production from New Afton to five different customers under off-take contracts.

The Company is not economically dependent on a limited number of customers for the sale of its gold and other metals because gold and other metals can be sold through numerous commodity market traders worldwide.

(b) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure and financial leverage, as outlined in Note 21 of the consolidated financial statements.

The following table shows the contractual maturities of debt commitments.  The amounts presented represent the future undiscounted principal and interest cash flows, and therefore, do not equate to the carrying amounts on the consolidated statements of financial position.

As at December 31
(in millions of U.S. dollars)	< 1 year	1-3 years	4-5 years	After 5 years	2019 Total	2018 Total
DEBT COMMITMENTS
Trade and other payables	150.0	-	-	-	150.0	112.6
Long-term debt	-	430.3	-	300.0	730.3	800.0
Interest payable on long-term debt	44.2	85.1	38.3	7.1	174.7	242.9
Gold stream obligation	22.0	49.9	54.9	65.9	192.7	267.5
Total debt commitments	216.2	565.3	93.2	373.0	1,247.7	1,423.0

The Company’s future operating cash flow and cash position are highly dependent on metal prices, including gold and copper, as well as other factors. Taking into consideration the Company’s current cash position, volatile equity markets, and global uncertainty in the capital markets, the Company is continually reviewing expenditures and assessing business opportunities to enhance liquidity in order to ensure adequate liquidity and flexibility to support its growth strategy, including the development of its projects, while continuing production at its current operations. A period of continuous low gold and copper prices may necessitate the deferral of capital expenditures which may impact the timing of development work and project completion, as well as production from mining operations. In addition, in such a price environment, the Company may be required to adopt one or more alternatives to increase liquidity.

(c) Currency Risk

The Company operates in Canada and Mexico. As a result, the Company has foreign currency exposure with respect to items not denominated in U.S. dollars. The three main types of foreign exchange risk for the Company can be categorized as follows:

(i) Transaction exposure
The Company’s operations sell commodities and incur costs in different currencies. This creates exposure at the operational level, which may affect the Company’s profitability as exchange rates fluctuate.

(ii) Exposure to currency risk
The Company is exposed to currency risk through the following assets and liabilities denominated in currencies other than the U.S. dollar: cash and cash equivalents, investments; accounts receivable, accounts payable and accruals, reclamation and closure cost obligations.

The currencies of the Company’s financial instruments and other foreign currency denominated liabilities, based on notional amounts, were as follows:

	As at December 31, 2019
(in millions of U.S. dollars)	CAD	MXN
EXPOSURE TO CURRENCY RISK
Cash and cash equivalents	11.0	0.3
Trade and other receivables	7.0	0.9
Income tax (payable) receivable	(0.3)	4.6
Trade and other payables	(86.8)	(13.5)
Deferred tax liability	(48.3)	-
Reclamation and closure cost obligations	(93.3)	(1.4)
Share units	(1.9)	-
Total exposure to currency risk	212.6	(9.1)

	As at December 31, 2018
(in millions of U.S. dollars)	CAD	MXN
EXPOSURE TO CURRENCY RISK
Cash and cash equivalents	12.9	0.6
Trade and other receivables	9.9	4.9
Income tax receivable	-	4.6
Trade and other payables	(105.0)	(14.1)
Deferred tax liability	(54.5)	-
Reclamation and closure cost obligations	(72.6)	(13.5)
Performance share units and restricted share units	(0.5)	-
Total exposure to currency risk	209.8	(17.5)

(iii) Translation exposure
The Company’s functional and reporting currency is U.S. dollars. The Company’s operations translate their operating results from the host currency to U.S. dollars. Therefore, exchange rate movements in the Canadian dollar and Mexican peso can have a significant impact on the Company’s consolidated operating results. A 10% strengthening (weakening) of the U.S. dollar against the following currencies would have decreased (increased) the Company’s net loss from the financial instruments presented by the amounts shown below.

	Year ended December 31
(in millions of U.S. dollars)	2019	2018
IMPACT OF 10% CHANGE IN FOREIGN EXCHANGE RATES
Canadian dollar	21.3	21.0
Mexican peso	0.9	1.8

(d) Interest Rate Risk

Interest rate risk is the risk that the fair value or the future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The majority of the Company’s outstanding debt obligations are fixed and are therefore not exposed to changes in market interest rates. The Credit Facility interest is variable and a 1% change in interest rates would not result in a material difference in interest paid for the year ended December 31, 2019 as only $30.0 million was drawn on the Credit Facility late in 2019.

The Company is exposed to interest rate risk on its cash and cash equivalents. Interest earned on cash and cash equivalents is based on prevailing money market and bank account interest rates which may fluctuate. A 1.0% change in the interest rate would result in a difference of approximately $0.8 million in interest earned by the Company for the year ended December 31, 2019 The Company has not entered into any derivative contracts to manage this risk.

(e) Metal and Input Price Risk

The Company’s earnings, cash flows and financial condition are subject to price risk due to fluctuations in the market price of gold, silver and copper.

For the year ended December 31, 2019, the Company’s revenue and cash flows were impacted by gold prices and copper prices. Metal price declines could cause continued development of, and production from, the Company’s properties to be uneconomic. There is a time lag between the shipment of gold and copper and final pricing, and changes in pricing can impact the Company’s revenue and working capital position. The Company’s exposure to changes in gold and copper prices has been significantly reduced as the Company has entered into gold and copper price option contracts (whereby it sold a series of call option contracts and purchased a series of put option contracts) to reduce exposure to changes in gold and copper prices. The details of the remaining contracts as at December 31, 2019 can be found in Note 14 of the consolidated financial statements.

Reserve calculations and mine plans using significantly lower gold, silver, copper and other metal prices could result in significant reductions in mineral reserve and resource estimates and revisions in the Company’s life-of-mine plans, which in turn could result in material write-downs of its investments in mining properties and increased depletion, reclamation and closure charges.  Depending on the price of gold or other metals, the Company may determine that it is impractical to commence or, if commenced, to continue commercial production at a particular site.  Metal price fluctuations also create adjustments to the provisional prices of sales made in previous periods that have not yet been subject to final pricing, and these adjustments could have an adverse impact on the Company’s financial results and financial condition. Any of these factors could result in a material adverse effect on the Company’s results of operations and financial condition.

The Company is also subject to price risk for fluctuations in the cost of energy, principally electricity and purchased petroleum products, which are subject to carbon taxes. The Company’s costs are affected by the prices of commodities and other inputs it consumes or uses in its operations, such as lime, sodium cyanide and explosives.  The prices of such commodities and inputs are influenced by supply and demand trends affecting the mining industry in general and other factors outside the Company’s control. Increases in the price for materials consumed in the Company’s mining and production activities could materially adversely affect its results of operations and financial condition.

An increase in gold and copper prices would decrease the Company’s net loss whereas an increase in fuel and electicity prices would increase the Company’s net loss. A 10% change in commodity prices and fuel and electricity prices would impact the Company’s net earnings before taxes and other comprehensive income before taxes as follows:

	Year ended December 31, 2019		Year ended December 31, 2018
(in millions of U.S. dollars)	Net Earnings	Other Comprehensive Income	Net Earnings	Other Comprehensive Income
IMPACT OF 10% CHANGE IN COMMODITY PRICES
Gold price	19.0	-	37.6	-
Copper price	20.7	-	6.5	-
Fuel and electricity price	7.0	-	5.5	-

Other Risks

Production Estimates
Forecasts of future production are estimates based on interpretation and assumptions, and actual production may be less than estimated. The Company’s production forecasts are based on full production being achieved at all of its mines.  The Company’s ability to achieve and maintain full production rates at these mines is subject to a number of risks and uncertainties.  The Company’s production estimates are dependent on, among other things, the accuracy of Mineral Reserve and Mineral Resource estimates, the accuracy of its life of mine plans, the accuracy of assumptions regarding ore grades and recovery rates, ground conditions, physical characteristics of ores, such as hardness and the presence or absence of particular metallurgical characteristics, and the accuracy of estimated rates and costs of mining and processing and mill availability, and the receipt and maintenance of permits. The Company’s actual production may vary from its estimates for a variety of reasons, including, those identified under the heading “Operating Risks” below. The failure of the Company to achieve its production estimates could have a material adverse effect on the Company’s prospects, results of operations and financial condition.

Cost Estimates
The Company prepares estimates of operating costs, capital costs and closure costs for each operation and project.   The Company’s actual costs are dependent on a number of factors, including the exchange rate between the United States dollar and the Canadian dollar and, to a lesser extent, Mexican peso, smelting and refining charges, penalty elements in concentrates, royalties, the price of gold and byproduct metals, the cost of inputs used in mining operations and events that impact production levels.

New Gold’s actual costs may vary from estimates for a variety of reasons, including changing waste-to-ore ratios, ore grade metallurgy, weather conditions, ground conditions, labour and other input costs, commodity prices, general inflationary pressures and currency exchange rates, as well as those identified under the heading “Operating Risks” below. Failure to achieve cost estimates or material increases in costs could have an adverse impact on New Gold’s future cash flows, profitability, results of operations and financial condition.

Construction Risks
As a result of the substantial expenditures involved in development projects, developments are prone to material cost overruns versus budget. The capital expenditures and time required to develop new mines are considerable and changes in cost or construction schedules can significantly increase both the time and capital required to build the project.

Construction costs and timelines can be impacted by a wide variety of factors, many of which are beyond the control of the Company.  These include, but are not limited to, weather conditions, ground conditions, performance of the mining fleet and availability of appropriate rock and other material required for construction, availability and performance of contractors and suppliers, delivery and installation of equipment, design changes, accuracy of estimates and availability of accommodations for the workforce.

Project development schedules are also dependent on obtaining the governmental approvals necessary for the operation of a project. The timeline to obtain these government approvals is often beyond the control of the Company. A delay in start-up or commercial production would increase capital costs and delay receipt of revenues.

The New Afton C-zone and B3 is currently in the construction stage of its development. Given the inherent risks and uncertainties associated with the development of a new mine, there can be no assurance that the construction will continue in accordance with current expectations or at all, or that construction costs will be consistent with the budget, or that the mine will operate as planned.

Government Regulation
The mining, processing, development, exploration and reclamation and closure activities of the Company are subject to various laws governing prospecting, development, production, exports, imports, taxes, labour standards and occupational health and safety, mine safety, toxic substances, waste disposal, environmental protection and remediation, protection of endangered and protected species, land use, water use, land claims of local people, relations with local First Nations, such as the British Columbia Declaration on the Rights of Indigenous Peoples Act, and other matters.  No assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could have an adverse effect on the Company’s financial position and results of operations. Amendments to current laws, regulations and permits governing operations or development activities and activities of mining and exploration companies, or more stringent or different implementation, could have a material adverse impact on the Company’s results of operations or financial position, or could require abandonment or delays in the development of new mining properties or the suspension or curtailment of operations at existing mines.  Failure to comply with any applicable laws, regulations or permitting requirements may result in enforcement actions against the Company, including orders issued by regulatory or judicial authorities causing operations or development activities to cease or be curtailed or suspended, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions (see also “Permitting” below).  The Company could be forced to compensate those suffering loss or damage by reason of its mining operations or exploration or development activities and could face civil or criminal fines or penalties imposed for violations of applicable laws or regulations.  Any such regulatory or judicial action could materially increase the Company’s operating costs and delay or curtail or otherwise negatively impact the Company’s operations and other activities.

Permitting
The Company’s operations, development projects and exploration activities are subject to receiving and maintaining licenses, permits and approvals (collectively, “permits”) from appropriate governmental authorities. Before any development on any of its properties the Company must receive numerous permits, and continued operations at the Company’s mines is also dependent on maintaining and renewing required permits or obtaining additional permits.

New Gold may be unable to obtain on a timely basis or maintain in the future all necessary permits required to explore and develop its properties, commence construction or operation of mining facilities and properties or maintain continued operations. Delays may occur in connection with obtaining necessary renewals of permits for the Company’s existing operations and activities, additional permits for existing or future operations or activities, or additional permits associated with new legislation. It is possible that previously issued permits may become suspended or revoked for a variety of reasons, including through government or court action. New Gold is currently anticipating receiving permits for the B3 and C-zone developments.

In the past there have been challenges to the Company’s permits that were temporarily successful as well as delays in the renewal of certain permits or receiving additional required permits. There can be no assurance that the Company will receive or continue to hold all permits necessary to develop or continue operating at any particular property or to pursue the Company’s exploration activities.  To the extent that required permits cannot be obtained or maintained, the Company may be curtailed or prohibited from continuing its mining operations or from proceeding with planned exploration or development of mineral properties. Even if permits or renewals are available, the terms of such permits may be unattractive to the Company and result in the applicable operations or activities being financially unattractive or uneconomic. An inability to obtain or maintain permits or to conduct mining operations pursuant to applicable permits would materially reduce the Company’s production and cash flow and could undermine its profitability.

Dependence on the Rainy River and New Afton mines
The Company’s operations at the Rainy River and New Afton mines are expected to account for substantially all of the Company’s gold and copper production in 2020. Any adverse condition affecting mining or milling conditions at the Rainy River mine or New Afton mine could have a material adverse effect on the Company’s financial performance and results of operations.

Unless the Company acquires or develops other significant gold-producing assets, the Company will continue to be dependent on its operations at the Rainy River and New Afton mines for a substantial portion of its cash flow provided by operating activities.

Operating Risks
Mining operations generally involve a high degree of risk. The Company’s operations are subject to all the hazards and risks normally encountered in the exploration, development and production of gold, copper and silver including unusual and unexpected geologic formations, seismic activity, rock bursts, rock slides, cave-ins, slope or pit wall failures, flooding, fire, metal losses, periodic interruption due to inclement or hazardous weather conditions and other conditions that would impact the drilling and removal of material. Block caving activities, including at New Afton, generally result in surface subsidence. The configuration of subsidence presently occurring above the west cave at New Afton is slightly offset from the original model, which is thought to be driven largely by the weaker rockmass located south of the cave footprint. The subsidence is being monitored and evaluated on an ongoing basis. Surface subsidence or any of the above hazards and risks could result in reduced production, damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability. In addition, production may be adversely impacted by operational problems such as a failure of a production hoist, filter press, SAG mill or other equipment, or industrial accidents, as well as other potential issues such as actual ore mined varying from estimates of grade or tonnage, dilution, block cave performance and metallurgical or other characteristics, significant increases or decreases in precipitation an over or under supply of water, interruptions in electrical power, shortages of required inputs, labour shortages or strikes, restrictions or regulations imposed by government agencies or changes in the regulatory environment.  The Company’s milling operations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas, which may result in environmental pollution and consequent liability. In addition, short-term operating factors, such as the need for orderly development of the ore bodies or the processing of new or different ore grades, may cause a mining operation to be unprofitable in any particular accounting period.  The occurrence of one or more of these events may result in the death of, or personal injury to, employees, other personnel or third parties, the loss of mining equipment, damage to or destruction of mineral properties or production facilities, monetary losses, deferral or unanticipated fluctuations in production, suspension, curtailment or termination of operations, environmental damage and potential legal liabilities, any of which may adversely affect the Company’s business, reputation, prospects, results of operations and financial condition.

Risks Related to Further Processing
The Company’s operations produce concentrate, doré or other products that are not refined metals (“Unrefined Product”) and generally require further processing at a smelter and/or a refinery to become marketable metal.  Such Unrefined Product contains metals and other elements that require removal, some of which may limit the smelters or brokers who can or will purchase or process the Unrefined Product and the refineries who will process the Unrefined Product, or negatively impact the terms of such purchase or processing arrangements.  Treatment and refining charges are also subject to fluctuations, which could negatively impact the Company’s revenue or expenses.

In addition, the Company is generally responsible for transporting Unrefined Products either to the smelter or refinery or to a designated point where risk of loss is transferred.  The Company is exposed to risks related to the cost and availability of transportation and storage facilities associated with Unrefined Product, and the Company may not be able to make alternative transportation or storage arrangements on reasonable commercial terms or at all. The Company is dependent on the Port of Vancouver for the storage and transportation of all concentrate from New Afton; in the event the Port of Vancouver is closed, there is no commercial alternative port available.  There can be no assurance that the Company will be able to continue to sell and process its Unrefined Product, including the related transportation and storage, on reasonable commercial terms or at all.

Exploration and Development Risks
The exploration for and development of mineral deposits involves significant risks, which even a combination of careful evaluation, experience and knowledge cannot eliminate. While the discovery of an ore body may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. Once a site with mineralization is discovered, it may take several years from the initial phases of drilling until production is possible, during which time the economic feasibility of production may change.  Major expenses may be required to locate and establish Mineral Reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration or development programs planned by the Company or any of its partners will result in a profitable commercial mining operation.

Whether a mineral deposit will be commercially viable depends on a number of factors, including but not limited to: the particular attributes of the deposit, such as accuracy of estimated size, continuity of mineralization, average grade and metallurgical characteristics (see “Uncertainty in the Estimation of Mineral Reserves and Mineral Resources” below); proximity to infrastructure; metal prices, which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company being unable to receive an adequate return on invested capital.

Development projects are uncertain and capital cost estimates, projected operating costs, production rates, recovery rates, mine life and other operating parameters and economic returns may differ significantly from those estimated for a project.  Development projects rely on the accuracy of predicted factors including capital and operating costs, metallurgical recoveries, reserve estimates and future metal prices. Development projects also rely on diligent capital management to prevent overspending. In addition, there can be no assurance that gold, silver or copper recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

At New Afton, the Company is developing the B3 and C-zones at New Afton as well as certain construction projects at Rainy River, such as installation of wick drains in the east waste dump and construction of a maintenance and warehouse facility. The Company may engage in other development and expansion activities at its operating mines from time to time. Expansion projects, including development and expansions of facilities and extensions to new ore bodies or new portions of existing ore bodies, can have risks and uncertainties similar to development projects.

A project is subject to numerous risks during development including, but not limited to, the accuracy of feasibility studies, obtaining and complying with required permits, changes in environmental or other government regulations, securing all necessary surface and land tenure rights, consulting and accommodating First Nations and other Indigenous groups and financing risks. In particular, the Company is actively engaged in consultation with various First Nations in connection with the New Afton C-zone expansion and Blackwater projects in British Columbia. This engagement may be impacted by the British Columbia Declaration on the Rights of Indigenous Peoples Act. Unforeseen circumstances, including those related to the amount and nature of the mineralization at the development site, technological impediments to extraction and processing, legal challenges or restrictions or governmental intervention, infrastructure limitations, environmental issues, unexpected ground conditions or other unforeseen development challenges, commodity prices, disputes with local communities or other events, could result in one or more of New Gold’s planned developments becoming impractical or uneconomic to complete. Any such occurrence could have an adverse impact on New Gold’s growth, financial condition and results of operations. There can be no assurance that the Company’s expansion and development projects will continue in accordance with current expectations or at all.  See also “Permitting” above.

Risks related to Rainy River’s early years of production
The first few years of production for the Rainy River Mine is subject to a number of inherent risks. It is not unusual in the mining industry for new mining operations to experience unexpected problems leading up to and during beginning period of production, including failure of equipment, machinery, the processing circuit or other processes to perform as designed or intended, inadequate water, insufficient ore stockpile or grade, and failure to deliver adequate tonnes of ore to the mill, any of which could result in delays, slowdowns or suspensions and require more capital than anticipated. In addition, Mineral Reserves and Mineral Resources , and anticipated costs, including, without limitation, operating expenses, cash costs and all-in sustaining costs, anticipated mine life, projected production, anticipated production rates and other projected economic and operating parameters may not be realized, and the level of future metal prices needed to ensure commercial viability may deteriorate. Consequently, there is a risk that Rainy River may encounter problems, be subject to delays or have other material adverse consequences for the Company during its first few years of production, including its operating results, cash flow and financial condition.

Financing Risks
The Company’s mining, processing, development and exploration activities may require additional external financing. There can be no assurance that additional capital or other types of financing will be available when needed or that, if available, the terms of such financing will be acceptable to the Company. If raised by offering equity securities or securities convertible into equity securities, any additional financing may involve substantial dilution to existing shareholders.  If raised through asset sales, such sales may not be at favorable terms for the Company, may reduce the assets and future economic performance of the Company. Failure to obtain sufficient financing could result in the delay or indefinite postponement of exploration, development, construction or production on any or all of the Company’s mineral properties. The cost and terms of such financing may significantly reduce the expected benefits from new developments and/or render such developments uneconomic.

Need for Additional Mineral Reserves and Mineral Resources
Because mines have limited lives based on Proven and Probable Mineral Reserves, the Company continually seeks to replace and expand its Mineral Reserves and Mineral Resources. The Company’s ability to maintain or increase its annual production of gold, copper and silver depends in significant part on its ability to find or acquire new Mineral Reserves and Mineral Resources and bring new mines into production, and to expand Mineral Reserves and Mineral Resources at existing mines. Exploration is inherently speculative. New Gold’s exploration projects involve many risks and exploration is frequently unsuccessful. See “Exploration and Development Risks” above. There is a risk that depletion of Mineral Reserves will not be offset by discoveries or acquisitions. The mineral base of New Gold may decline if Mineral Reserves are mined without adequate replacement.

Uncertainty in the Estimation of Mineral Reserves and Mineral Resources
Mineral Reserves and Mineral Resources are estimates only, and no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that Mineral Reserves can be mined or processed profitably.  Mineral Reserve and Mineral Resource estimates may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing and other risks and relevant issues.  There are numerous uncertainties inherent in estimating Mineral Reserves and Mineral Resources, including many factors beyond the Company’s control.  Such estimation is a subjective process, and the accuracy of any Mineral Reserve or Mineral Resource estimate is a function of the quantity and quality of available data, the nature of the ore body and of the assumptions made and judgments used in engineering and geological interpretation. These estimates may require adjustments or downward revisions based upon further exploration or development work, drilling or actual production experience.

Fluctuations in gold, copper and silver prices, results of drilling, metallurgical testing and production, the evaluation of mine plans after the date of any estimate, permitting requirements or unforeseen technical or operational difficulties may require revision of Mineral Reserve and Mineral Resource estimates.  Prolonged declines in the market price of gold (or applicable by-product metal prices) may render Mineral Reserves and Mineral Resources containing relatively lower grades of mineralization uneconomical to recover and could materially reduce the Company’s Mineral Reserves and Mineral Resources. Mineral Resource estimates for properties that have not commenced production or at deposits that have not yet been exploited are based, in most instances, on very limited and widely spaced drill hole information, which is not necessarily indicative of conditions between and around the drill holes.  Accordingly, such Mineral Resource estimates may require revision as more geologic and drilling information becomes available and as actual production experience is gained. Should reductions in Mineral Resources or Mineral Reserves occur, the Company may be required to take a material write-down of its investment in mining properties, reduce the carrying value of one or more of its assets or delay or discontinue production or the development of new projects, resulting in reduced net income or increased net losses and reduced cash flow.  Mineral Resources and Mineral Reserves should not be interpreted as assurances of mine life or of the profitability of current or future operations.  There is a degree of uncertainty attributable to the calculation and estimation of Mineral Resources and Mineral Reserves and corresponding grades being mined and, as a result, the volume and grade of Reserves mined and processed and recovery rates may not be the same as currently anticipated.  Any material reductions in estimates of Mineral Reserves and Mineral Resources, or of the Company’s ability to extract these Mineral Reserves and Mineral Resources, could have a material adverse effect on the Company’s projects, results of operations and financial condition.

Mineral Resources are not Mineral Reserves and have a greater degree of uncertainty as to their existence and feasibility.  There is no assurance that Mineral Resources will be upgraded to Proven or Probable Mineral Reserves.

Impairment
On a quarterly basis, the Company reviews and evaluates its mining interests for indicators of impairment. Impairment assessments are conducted at the level of cash-generating units (“CGUs”). A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Each operating mine, development and exploration project represents a separate CGU. If an indication of impairment exists, the recoverable amount of the CGU is estimated. An impairment loss is recognized when the carrying amount of the CGU is in excess of its recoverable amount. The assessment for impairment is subjective and requires management to make significant judgments and assumptions in respect of a number of factors, including estimates of production levels, operating costs and capital expenditures reflected in New Gold’s life-of-mine plans, the value of in-situ ounces, exploration potential and land holdings, as well as economic factors beyond management’s control, such as gold, copper and silver prices, discount rates, foreign exchange rates, and observable net asset value multiples.  It is possible that the actual fair value could be significantly different from those estimates.  In addition, should management’s estimate of the future not reflect actual events, further impairment charges may materialize, and the timing and amount of such impairment charges is difficult to predict.

Title Claims and Rights of Indigenous Peoples
Certain of New Gold’s properties may be subject to the rights or the asserted rights of various community stakeholders, including First Nations and other Aboriginal peoples.  The presence of community stakeholders may impact the Company’s ability to develop or operate its mining properties and its projects or to conduct exploration activities.  Accordingly, the Company is subject to the risk that one or more groups may oppose the continued operation, further development or new development or exploration of the Company’s current or future mining properties and projects.  Such opposition may be directed through legal or administrative proceedings, or through protests or other campaigns against the Company’s activities.

Governments in many jurisdictions must consult with, or require the Company to consult with, indigenous peoples with respect to grants of mineral rights and the issuance or amendment of project authorizations.  In British Columbia, the provincial government has enacted the Declaration on the Rights of Indigenous Peoples Act, which may affect consultation requirements in that jurisdiction. Consultation and other rights of Indigenous peoples may require accommodation including undertakings regarding employment, royalty payments and other matters.  This may affect the Company’s ability to acquire within a reasonable time frame effective mineral titles, permits or licenses in these jurisdictions, including in some parts of Canada and Mexico in which title or other rights are claimed by Indigenous peoples, and may affect the timetable and costs of development and operation of mineral properties in these jurisdictions.  The risk of unforeseen title claims by indigenous peoples also could affect existing operations as well as development projects.  These legal requirements may also affect the Company’s ability to expand or transfer existing operations or to develop new projects.

Environmental Risk
The Company is subject to environmental regulation in Canada and Mexico where it operates or has exploration or development activities.  In addition, the Company will be subject to environmental regulation in any other jurisdictions in which it may operate or have exploration or development properties. These regulations address, among other things, endangered and protected species, emissions, noise, air and water quality standards, land use and reclamation. They also set out limitations on the generation, transportation, storage and disposal of solid, liquid and hazardous waste.

Environmental legislation is evolving in a manner, which will involve, in certain jurisdictions, stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. No certainty exists that future changes in environmental regulation, or the application of such regulations, if any, will not adversely affect the Company’s operations or development properties or exploration activities. The Company cannot give any assurance that, notwithstanding its precautions, breaches of environmental laws (whether inadvertent or not) or environmental pollution will not materially and adversely affect its financial condition and results from operations.  Environmental hazards may exist on the Company’s properties which are unknown to management at present and which have been caused by previous owners or operators of the properties. Changes in weather conditions can also cause environmental hazards, such as increased precipitation leading to a heightened risk of environmental incidents and need for water management mitigation.  Increased precipitation can also affect compliance with environmental regulations and affect operations. In addition, measures taken to address and mitigate known environmental hazards or risks may not be fully successful, and such hazards or risks may materialize.

New Gold may also acquire properties with known or undiscovered environmental risks.  Any indemnification from the entity from which the Company acquires such properties may not be adequate to pay all the fines, penalties and costs (such as clean-up and restoration costs) incurred related to such properties. New Afton has also been used for mining and related operations for many years before the Company acquired it and was acquired as is or with assumed environmental liabilities from previous owners or operators. The Company has been required to address contamination at its properties in the past and may need to continue to do so in the future, either for existing environmental conditions or for leaks, discharges or contamination that may arise from its ongoing operations or other contingencies.  The cost of addressing environmental conditions or risks, and liabilities associated with environmental damage, may be significant, and could have a material adverse effect on the Company’s business, prospects, results of operations and financial condition.  Production at New Gold’s mines involves the use of various chemicals, including certain chemicals that are designated as hazardous substances. Contamination from hazardous substances, either at the Company’s own properties or other locations for which it may be responsible, may subject the Company to liability for the investigation or remediation of contamination, as well as for claims seeking to recover for related property damage, personal injury or damage to natural resources. The occurrence of any of these adverse events could have a material adverse effect on the Company’s prospects, results of operations and financial position.

Production at certain of the Company’s mines involves the use of sodium cyanide which is a toxic material. Should sodium cyanide leak or otherwise be discharged from the containment system, the Company may become subject to liability for cleanup work that may not be insured, in addition to liability for any damage caused.  Such liability could be material.

Insurance and Uninsured Risks
New Gold’s business is subject to a number of risks and hazards generally including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope or wall failures, cave-ins, metallurgical or other processing problems, fires, operational problems, changes in the regulatory environment and natural phenomena, such as inclement weather conditions, floods, hurricanes and earthquakes.  Such occurrences could result in damage to mineral properties or production facilities or other property, personal injury or death, environmental damage to its properties or the properties of others, delays in mining, monetary losses and possible legal liability.

Although the Company maintains insurance to protect against certain risks in such amounts as it considers reasonable, such insurance will not cover all the potential risks associated with a mining company’s operations.  The Company may also be unable to maintain insurance to cover these risks at economically feasible premiums.  Insurance coverage may not continue to be available on acceptable terms or may not be adequate to cover any resulting liability.  Moreover, insurance against risks such as loss of title to mineral property, environmental pollution, or other hazards as a result of exploration, development and production is not generally available to the Company or to other companies in the mining industry on acceptable terms.  New Gold may also become subject to liability for pollution or other hazards which may not be insured against or which the Company may elect not to insure against because of premium costs or other reasons.  Losses from these events may cause the Company to incur significant costs that could have a material adverse effect on results of operations and financial condition.

Reclamation Costs
The Company’s operations are subject to reclamation plans that establish its obligations to reclaim properties after minerals have been mined from a site. These obligations represent significant future costs for the Company. Reclamation bonds or other forms of financial assurance are often required to secure reclamation activities. Governing authorities require companies to periodically recalculate the amount of a reclamation bond and may require bond amounts to be increased. It may be necessary to revise the planned reclamation expenditures and the operating plan for a mine in order to fund an increase to a reclamation bond. In addition, reclamation bonds are generally issued under the Company’s credit facilities; increases in the amount of reclamation bonds will decrease the amount of the Credit Facility available for other purposes. Reclamation bonds may represent only a portion of the total amount of money that will be spent on reclamation over the life of a mine operation. The actual costs of reclamation set out in mine plans are estimates only and may not represent the actual amounts that will be required to complete all reclamation activity. If actual costs are significantly higher than the Company’s estimates, then its results of operations and financial position could be materially adversely affected.

Debt and Liquidity Risk
As of December 31, 2019, the Company had long-term debt comprising of two series of notes having an aggregate face value of $700 million. In addition, the Company has a $400 million Credit Facility. The Company’s ability to make scheduled payments of the principal of, to pay interest on or to refinance its indebtedness depends on the Company’s future performance, which is subject to economic, financial, competitive and other factors many of which are not under the control of New Gold.  The Company is exposed to interest rate risk on variable rate debt, if any.  Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due, including, among others, debt repayments, interest payments and contractual commitments.

The Company may not continue to generate cash flow from operations in the future sufficient to service its debt and make necessary or planned capital expenditures.  If the Company is unable to generate such cash flow, it may be required to adopt one or more alternatives, such as selling assets, borrowing additional funds, restructuring debt or obtaining additional equity capital on terms that may be onerous or highly dilutive.  The Company’s ability to borrow additional funds or refinance its indebtedness will depend on the capital markets and its financial condition at such time.  The Company may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on its debt obligations.  In addition, if New Gold is unable to maintain its indebtedness and financial ratios at levels acceptable to its credit rating agencies, or should New Gold’s business prospects deteriorate, the ratings currently assigned to New Gold by Moody’s Investor Services and Standard & Poor’s Ratings Services could be downgraded, which could adversely affect the value of New Gold’s outstanding securities and existing debt and its ability to obtain new financing on favourable terms, and increase New Gold’s borrowing costs.

If the Company’s cash flow and other sources of liquidity are not sufficient to continue operations and make necessary and planned capital expenditures, the Company may cancel or defer capital expenditures and/or suspend or curtail operations.  Such an action may impact production at mining operations and/or the timelines and cost associated with development projects, which could have a material adverse effect on the Company’s prospects, results from operations and financial condition.

The terms of the Company’s Credit Facility and stream agreement with Royal Gold require the Company to satisfy various affirmative and negative covenants and to meet certain financial ratios and tests. In addition, the terms of the Company’s 2022 Unsecured Notes and 2025 Unsecured Notes require the Company to satisfy various affirmative and negative covenants.  These covenants limit, among other things, the Company’s ability to incur indebtedness, create certain liens on assets or engage in certain types of transactions.  There are no assurances that in future, the Company will not, as a result of these covenants, be limited in its ability to respond to changes in its business or competitive activities or be restricted in its ability to engage in mergers, acquisitions or dispositions of assets.  Furthermore, a failure to comply with these covenants, including, in the case of the Credit Facility and stream agreement with Royal Gold, a failure to meet the financial tests or ratios, would likely result in an event of default under the Credit Facility and/or the 2022 Unsecured Notes and/or the 2025 Unsecured Notes and/or stream agreement and would allow the lenders or noteholders or other contractual counterparty, as the case may be, to accelerate the debt or other obligations as the case may be.

Litigation and Dispute Resolution
From time to time New Gold is subject to legal claims, with and without merit. These claims may commence informally and reach a commercial settlement or may progress to a more formal dispute resolution process.  The causes of potential future claims cannot be known and may arise from, among other things, business activities, environmental laws, volatility in stock price or failure to comply with disclosure obligations.  In particular, the complex activities and significant expenditures associated with construction activities may lead to various claims, some of which may be material.   Defense and settlement costs may be substantial, even with respect to claims that have no merit.  Due to the inherent uncertainty of the litigation and dispute resolution process, there can be no assurance that the resolution of any particular legal proceeding or dispute will not have a material adverse effect on the Company’s future cash flows, results of operations or financial condition.

Title Risks
The acquisition of title to mineral properties is a very detailed and time-consuming process. Title to mineral concessions may be disputed.  Although the Company believes it has taken reasonable measures to ensure proper title to its properties, there is no guarantee that title to any of such properties will not be challenged or impaired.  Third parties may have valid claims underlying portions of our interest, including prior unregistered liens, agreements, transfers, royalties or claims, including Aboriginal land claims, and title may be affected by, among other things, undetected defects.  In some cases, title to mineral rights and surface rights has been divided, and the Company may hold only surface rights or only mineral rights over a particular property, which can lead to potential conflict with the holder of the other rights.  As a result of these issues, the Company may be constrained in its ability to operate its properties or unable to enforce its rights with respect to its properties or the economics of is mineral properties may be impacted.  An impairment to or defect in the Company’s title to its properties or a dispute regarding property or other related rights could have a material adverse effect on the Company’s business, financial condition or results of operations.

Hedging Risks
From time to time the Company uses or may use certain derivative products to hedge or manage the risks associated with changes in gold prices, silver prices, copper prices, interest rates, foreign currency exchange rates and energy prices. The use of derivative instruments involves certain inherent risks including, among other things: (i) credit risk – the risk of an unexpected loss arising if a counterparty with which the Company has entered into transactions fails to meet its contractual obligations; (ii) market liquidity risk – the risk that the Company has entered into a derivative position that cannot be closed out quickly, by either liquidating such derivative instrument or by establishing an offsetting position; and (iii) unrealized mark-to-market risk – the risk that, in respect of certain derivative products, an adverse change in market prices for commodities, currencies or interest rates will result in the Company incurring an unrealized mark-to-market loss in respect of such derivative products.

There is no assurance that any hedging program or transactions which may be adopted or utilized by New Gold designed to reduce the risk associated with changes in gold prices, silver prices, copper prices, interest rates, foreign currency exchange rates or energy prices will be successful. Although hedging may protect New Gold from an adverse price change, it may also prevent New Gold from benefitting fully from a positive price change.

Climate Change Risks
Changes in climate conditions could adversely affect the Company’s business and operations through the impact of (i) more extreme temperatures, precipitation levels and other weather events; (ii) changes to laws and regulations related to climate change; and (iii) changes in the price or availability of goods and services required by our business.

Climate change may lead to more extreme temperatures, precipitation levels and other weather events. Extreme high or low temperatures could impact the operation of equipment and the safety of personnel at the Company’s sites, which could result in damage to equipment, injury to personnel and production disruptions.  Changes in precipitation levels may impact the availability of water at the Company’s operations, which the mills require to operate, potentially leading to production disruptions. Low precipitation also increases the risk of large forest fires, as occurred in proximity to the Company’s operations in British Columbia in the summer of 2017, which could cause production disruptions or damage site infrastructure. Increases in precipitation levels could also lead to water management challenges. Extreme weather events, such as forest fires, severe storms or floods, all of which may be more probable and more extreme due to climate change, may negatively impact operations and disrupt production. Significant capital investment may be required to address these occurrences and to adapt to changes in average operating conditions caused by these changes to the climate.

Climate change may lead to new laws and regulations that affect the Company’s business and operations. Many governments are moving to enact climate change legislation and treaties at the international, national, state, provincial and local levels. Where legislation already exists, regulations relating to emission levels and energy efficiency are becoming more stringent. Some of the costs associated with meeting more stringent regulations can be offset by increased energy efficiency and technological innovation. However, if the current regulatory trend continues, meeting more stringent regulations is anticipated to result in increased costs. For example, the Company’s operations will pay Canadian Federal and Provincial carbon taxes in 2020.

Climate change may lead to changes in the price and availability of goods and services required for the Company’s operations, which require the regular supply of consumables such as diesel, electricity, and sodium cyanide to operate efficiently. The Company’s operations also depend on service providers to transport these consumables and other goods to the operations and to transport doré and concentrate produced by the Company to refiners. The effects of extreme weather described above and changes in legislation and regulation on the Company’s suppliers and their industries may cause limited availability or higher price for these goods and services, which could result in higher costs or production disruptions.

We can provide no assurance that efforts to mitigate the risks of climate changes will be effective and that the physical risks of climate change will not have an adverse effect on the Company’s operations and profitability.

CRITICAL JUDGMENTS AND ESTIMATION UNCERTAINTIES

The preparation of the Company’s consolidated financial statements in conformity with IFRS requires the Company’s management to make judgments, estimates and assumptions about the future events that affect the amounts reported in the consolidated financial statements and related notes to the financial statements. Estimates and assumptions are continually evaluated and are based on management’s experience and other facts and circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

The areas which require management to make significant judgments, estimates and assumptions in determining carrying values are described in the Company’s audited consolidated financial statements for the year ended December 31, 2019.

ACCOUNTING POLICIES

The Company's significant accounting policies and future changes in accounting policies are presented in the audited consolidated financial statements for the year ended December 31, 2019 and have been consistently applied in the preparation of the audited consolidated financial statements.

Changes in accounting policies

On January 6, 2016, the IASB issued IFRS 16, Leases (“IFRS 16”). This standard specifies the methodology to recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases. This standard replaces IAS 17 Leases.  The effective date is for reporting periods beginning on or after January 1, 2019 with early adoption permitted.

The Company adopted IFRS 16 on January 1, 2019 using the modified retrospective approach. Under this approach, the cumulative effect of initially applying IFRS 16 is recognized as an adjustment to equity at the date of initial application. Comparative figures are not restated to reflect the adoption of IFRS 16. Additionally, the Company has adopted the exemption for leases with a lease term of 12 months or less and for leases that are low value. Given that the Company’s existing operating leases are not material, no adjustment to equity has been recognized upon IFRS 16 adoption on January 1, 2019.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company’s management, with the participation of and under the supervision of its President and Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (“Exchange Act”) and in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, as of December 31, 2019. Based on that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2019, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods.

Internal Controls over Financial Reporting

New Gold’s management, with the participation of its President and Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal controls over financial reporting. Internal controls over financial reporting is a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers and effected by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards. New Gold’s management assessed the effectiveness of the Company’s internal controls over financial reporting as of December 31, 2019 based on the 2013 updated Committee of Sponsoring Organization of the Treadway Commission (“COSO”) and has concluded that New Gold’s internal controls over financial reporting are effective as of December 31, 2019.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2019 has been audited by Deloitte LLP, the Company’s independent registered public accounting firm, as stated in their report immediately preceding the Company’s audited consolidated financial statements for the year ended December 31, 2019.

Limitations of Controls and Procedures

The Company’s management, including its President and Chief Executive Officer and Chief Financial Officer, believe that any internal controls and procedures for financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Furthermore, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Due to the inherent limitations of all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented and/or detected. These inherent limitations include the realities that judgments in decision-making can be faulty and breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override control. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Changes in Internal Controls over Financial Reporting

There has been no change in the Company’s design of internal controls and procedures over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting during the period covered by this MD&A.

MINERAL RESERVES AND MINERAL RESOURCES

Mineral Reserves
New Gold’s Mineral Reserve estimates as at December 31, 2019 are presented in the following table.

MINERAL RESERVES
		Metal grade			Contained metal
	Tonnes 000s	Gold g/t	Silver g/t	Copper %	Gold Koz	Silver Koz	Copper Mlbs
RAINY RIVER
Open Pit Mineral Reserves
Direct processing
Proven	15,700	1.21	2.4	-	612	1,187	-
Probable	30,675	1.15	2.5	-	1,136	2,416	-
Open Pit P&P (direct proc.)	46,375	1.17	2.4	-	1,748	3,602	-
Low grade
Proven	5,702	0.35	1.9	-	65	341	-
Probable	15,470	0.35	2.2	-	172	1,076	-
Open Pit P&P (low grade)	21,172	0.35	2.1	-	237	1,417	-
Stockpile
Proven	5,928	0.53	1.1	-	102	211	-
Probable	-	-	-	-	-	-	-
Open Pit P&P (stockpile)	5,928	0.53	1.1	-	102	211	-
Open Pit Total Mineral Reserves	73,476	0.88	2.2	-	2,087	5,231	-
Underground
Proven	-	-	-	-	-	-	-
Probable	4,096	4.17	7.8	-	549	1,034	-
Underground P&P (direct proc.)	4,096	4.17	7.8	-	549	1,034	-
Combined Direct proc. & Low grade
Proven	27,331	0.88	2.0	-	779	1,740	-
Probable	50,240	1.15	2.8	-	1,857	4,526	-
Total Rainy River Mineral Reserves	77,572	1.06	2.5	-	2,636	6,265	-
NEW AFTON
A&B Zones
Proven	-	-	-	-	-	-	-
Probable	20,213	0.55	1.9	0.73	357	1,234	323
C Zone
Proven	-	-	-	-	-	-	-
Probable	27,088	0.74	1.8	0.80	648	1,610	478
Total New Afton Mineral Reserves	47,302	0.66	1.9	0.77	1,005	2,844	802
BLACKWATER
Direct processing Reserves
Proven	124,500	0.95	5.5	-	3,790	22,100	-
Probable	169,700	0.68	4.1	-	3,730	22,300	-
P&P (direct processing)	294,300	0.79	4.7	-	7,510	44,400	-
Low grade Reserves
Proven	20,100	0.50	3.6	-	330	2,300	-
Probable	30,100	0.34	14.6	-	330	14,100	-
P&P (low grade)	50,200	0.40	10.2	-	650	16,400	-
Combined Direct proc. & Low grade
Proven	144,600	0.88	5.3	-	4,110	24,400	-
Probable	199,800	0.63	5.7	-	4,050	36,400	-
Total Blackwater Mineral Reserves	344,400	0.74	5.5	-	8,170	60,800	-
TOTAL PROVEN & PROBABLE MINERAL RESERVES					11,811	69,909	802

Measured and Indicated Mineral Resources
Mineral Resource estimates as at December 31, 2019 are presented in the following tables:

MEASURED & INDICATED MINERAL RESOURCES (Exclusive of Mineral Reserves)
		Metal grade			Contained metal
	Tonnes 000s	Gold g/t	Silver g/t	Copper %	Gold Koz	Silver Koz	Copper Mlbs
RAINY RIVER
High and Medium grade Mineral Resources
Open Pit
Measured	695	1.46	2.9	-	33	64	-
Indicated	4,813	1.18	3.4	-	182	531	-
Open Pit M&I (High and med. grade)	5,508	1.21	3.4	-	214	596	-
Underground
Measured	-	-	-	-	-	-	-
Indicated	14,866	3.49	9.1	-	1,669	4,331	-
Underground M&I	14,866	3.49	9.1	-	1,669	4,331	-
Low grade Mineral Resources
Open Pit
Measured	293	0.34	1.9	-	3	18	-
Indicated	2,460	0.34	2.2	-	27	175	-
Open Pit M&I (High, medium and low grade)	2,753	0.34	2.2	-	30	193	-
Combined M&I
Measured	988	1.13	2.6	-	36	82	-
Indicated	22,139	2.64	7.1	-	1,878	5,037	-
Total Rainy River M&I	23,127	2.57	6.9	-	1,914	5,120	-
NEW AFTON
A&B Zones
Measured	17,013	0.63	1.7	0.83	346	940	312
Indicated	9,759	0.44	2.6	0.71	138	825	154
A&B Zone M&I	26,773	0.56	2.1	0.79	484	1,765	466
C-zone
Measured	6,116	0.78	2.0	0.94	154	401	126
Indicated	12,727	0.71	2.1	0.83	292	852	233
C-zone M&I	18,843	0.74	2.1	0.86	446	1,254	359
HW Lens
Measured	-	-	-	-	-	-	-
Indicated	11,362	0.51	2.0	0.44	187	738	109
HW Lens M&I	11,362	0.51	2.0	0.44	187	738	109
Combined M&I
Measured	23,154	0.67	1.8	0.86	500	1,345	438
Indicated	33,854	0.57	2.2	0.66	617	2,409	495
Total New Afton M&I	57,008	0.61	2.1	0.74	1,118	3,754	933
BLACKWATER
Direct processing Mineral Resources
Measured	288	1.39	6.6	-	13	61	-
Indicated	45,440	0.84	4.7	-	1,227	6,866	-
M&I (direct proc.)	45,728	0.84	4.7	-	1,240	6,927	-
Low grade Mineral Resources
Measured	11	0.29	7.4	-	-	3	-
Indicated	15,831	0.32	3.9	-	162	1,985	-
M&I (low grade)	15,842	0.32	3.9	-	162	1,988	-
Total Blackwater M&I	61,570	0.71	4.5	-	1,402	8,915	-
TOTAL M&I MINERAL RESOURCES					4,434	17,788	933

Inferred Mineral Resources

INFERRED MINERAL RESOURCES
		Metal grade				Contained metal
	Tonnes 000s	Gold g/t	Silver g/t	Copper %	Gold Koz	Silver Koz	Copper Mlbs
RAINY RIVER
High and Medium grade Resources
Open Pit	2,015	0.61	1.8	-	39	114	-
Underground	1,297	3.76	3.5	-	157	146	-
Total Direct Processing	3,312	1.84	2.4	-	196	260	-
Low grade Resources
Open Pit	167	0.35	1.4	-	2	8	-
Rainy River Inferred	3,479	1.77	2.4	-	198	268	-
NEW AFTON
A&B Zones	6,367	0.34	1.3	0.35	70	272	49
C-zone	7,650	0.41	1.3	0.47	101	316	71
HW Lens	3	0.49	0.6	0.19	-	-	-
New Afton Inferred	14,022	0.38	1.3	0.42	172	589	121
BLACKWATER
Direct processing	13,933	0.76	4.0	-	341	1,792	-
Low grade Resources	4,225	0.32	3.5	-	44	475	-
Blackwater Inferred	18,158	0.66	3.9	-	385	2,267	-
TOTAL INFERRED MINERAL RESOURCES					754	3,124	121
Notes to the Mineral Reserve and Mineral Resource estimates are provided below.

Notes to Mineral Reserve and Resource Estimates

1.	New Gold’s Mineral Reserves and Mineral Resources have been estimated in accordance with the CIM Standards (2014), which are incorporated by reference in NI 43-101.

2.	All Mineral Reserve and Mineral Resource estimates for New Gold’s properties and projects are effective as at December 31, 2019.

3.	New Gold’s year-end 2019 Mineral Reserves and Mineral Resources have been estimated based on the following metal prices and foreign exchange (FX) rate criteria:

	Gold $/ounce	Silver $/ounce	Copper $/pound	FX CAD:USD
Mineral Reserves	$1,275	$17.00	$3.00	$1.30
Mineral Resources	$1,375	$19.00	$3.25	$1.30

4.	Cut-offs for the Company’s Mineral Reserves and Mineral Resources are outlined in the following table:

Mineral Property		Mineral Reserves Lower cut-off	Mineral Resources Lower Cut-off
Rainy River	O/P direct processing:	0.46 – 0.49 g/t AuEq	0.44 – 0.45 g/t AuEq
	O/P low grade material:	0.30 g/t AuEq	0.30 g/t AuEq
	U/G direct processing:	2.20 g/t AuEq	2.00 g/t AuEq
New Afton	Main Zone – B1 & B2 Blocks:	USD$ 21.00/t	All Resources: 0.40% CuEq
	B3 Block & C-zone:	USD$ 24.00/t
Blackwater	O/P direct processing:	0.26 – 0.38 g/t AuEq	All Resources: 0.40 g/t AuEq
	O/P low grade material:	0.32 g/t AuEq

5.
New Gold reports its measured and indicated mineral resources exclusive of Mineral Reserves. Measured and indicated Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Inferred Mineral Resources have a greater amount of uncertainty as to their existence and technical feasibility, do not have demonstrated economic viability, and are likewise exclusive of Mineral Reserves.  Numbers may not add due to rounding.

6.
Mineral Resources are classified as measured, indicated and inferred based on relative levels of confidence in their estimation and on technical and economic parameters consistent with the methods considered to be most suitable to their potential commercial extraction. The designators ‘open pit’ and ‘underground’ may be used to indicate the envisioned mining method for different portions of a resource. Similarly, the designators ‘direct processing’ and ‘lower grade material’ may be applied to differentiate material envisioned to be mined and processed directly from material to be mined and stored separately for future processing. Mineral Reserves and Mineral Resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing and other risks and relevant issues. Additional details regarding mineral reserve and mineral resource estimation, classification, reporting parameters, key assumptions and associated risks for each of New Gold’s material properties are provided in the respective NI 43-101 Technical Reports, which will be available on the Company’s SEDAR profile available at www.sedar.com within 45 days of the release to the market.

7.
The preparation of New Gold's consolidated statement and estimation of Mineral Reserves has been completed under the oversight and review of Mr. Andrew Croal, Director of Technical Services for the Company. Mr. Croal is a Professional Engineer and member of the Association of Professional Engineers Ontario. Preparation of New Gold’s consolidated statement and estimation of Mineral Resources has been completed under the oversight and review of Mr. Michele Della Libera, Director, Exploration for the Company. Mr. Della Libera is a Professional Geoscientist and member of the Association of Professional Geoscientists of Ontario and of the Engineers and Geoscientists of British Columbia. Mr. Croal and Mr. Della Libera are "Qualified Persons" as defined by NI 43-101.

8.
Please refer to the Company’s press release dated February 13, 2020 with respect to the updated life of mine results for the Rainy River and New Afton mines for further disclosure required by NI 43-101.

CAUTIONARY NOTES

Cautionary Note to U.S. Readers Concerning Estimates of Mineral Reserves and Mineral Resources

This MD&A was prepared in accordance with Canadian standards for reporting of mineral resource estimates, which differ in some respects from United States standards. In particular, and without limiting the generality of the foregoing, the terms “inferred mineral resources,” “indicated mineral resources,” “measured mineral resources” and “mineral resources” used or referenced in this MD&A are Canadian mineral disclosure terms as defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) under the guidelines set out in the 2014 Canadian Institute of Mining, Metallurgy and Petroleum Standards for Mineral Resources and Mineral Reserves, Definitions and Guidelines, May 2014 (the “CIM Standards”). Until recently, the CIM Standards differed significantly from standards in the United States. The U.S. Securities and Exchange Commission (the “SEC”) has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). These amendments became effective February 25, 2019 (the “SEC Modernization Rules”) with compliance required for the first fiscal year beginning on or after January 1, 2021. The SEC Modernization Rules replace the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7, which will be rescinded from and after the required compliance date of the SEC Modernization Rules. As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”. In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be “substantially similar” to the corresponding definitions under the CIM Standards, as required under NI 43-101.  Accordingly, during this period leading up to the compliance date of the SEC Modernization Rules, information regarding mineral resources or mineral reserves contained or referenced in this MD&A may not be comparable to similar information made public by United States companies.

Readers are cautioned that “inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies, except in limited circumstances. The term “resource” does not equate to the term “reserves”. Readers should not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. Readers are also cautioned not to assume that all or any part of an inferred mineral resource exists, or is economically or legally mineable.

Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this MD&A, including any information relating to New Gold’s future financial or operating performance are “forward looking”. All statements in this MD&A, other than statements of historical fact, which address events, results, outcomes or developments that New Gold expects to occur are “forward-looking statements”. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “targeted”, “estimates”, “forecasts”, “intends”, “anticipates”, “projects”, “potential”, “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation of such terms. Forward-looking statements in this MD&A include those under the heading “Outlook for 2020” and “Development and Exploration Review” include, among others, statements with respect to: guidance for production, operating expenses per gold ounce sold, total cash costs and all-in sustaining costs, and the factors contributing to those expected results, as well as expected capital expenditures; Mineral Reserve and Mineral Resource estimates; grades expected to be mined at the Company’s operations; the expected production, costs, economics and operating parameters of Blackwater and New Afton C-zone; planned activities for 2020 and beyond at the Company’s operations and projects, as well as planned exploration activities, expenses; expected permitting and development activities for the New Afton C-zone and production, costs, economics, grade and other operating parameters of Rainy River and New Afton; planned development activities and timing for 2020 and future years at Rainy River.

All forward-looking statements in this MD&A are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties, many of which are beyond New Gold’s ability to control or predict. Certain material assumptions regarding such forward-looking statements are discussed in this MD&A, New Gold’s Annual Information Form and its technical reports to be filed within 45 days of this release filed on SEDAR at www.sedar.com. In addition to, and subject to, such assumptions discussed in more detail elsewhere, the forward-looking statements in this MD&A are also subject to the following assumptions: (1) there being no significant disruptions affecting New Gold’s operations; (2) political and legal developments in jurisdictions where New Gold operates, or may in the future operate, being consistent with New Gold’s current expectations; (3) the accuracy of New Gold’s current Mineral Reserve and Mineral Resource estimates; (4) the exchange rate between the Canadian dollar and U.S. dollar and, to a lesser extent, the Mexican peso, being approximately consistent with current levels; (5) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (6) equipment, labour and material costs increasing on a basis consistent with New Gold’s current expectations; (7) arrangements with First Nations and other Aboriginal groups in respect of New Afton, Rainy River and Blackwater being consistent with New Gold’s current expectations; (8) all required permits, licenses and authorizations being obtained from the relevant governments and other relevant stakeholders within the expected timelines; (9) the results of the feasibility studies for New Afton C-zone and Blackwater being realized; and (10) in the case of production, cost and expenditure outlooks at operating mine’s for 2020, metals and commodity prices,  exchange rates, grades, recovery rates, mill availability and mill throughput rates being consistent with those estimated for the purposes of 2020 guidance and the material assumptions identified under the heading “Outlook for 2020”.

Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: significant capital requirements and the availability and management of capital resources; additional funding requirements; price volatility in the spot and forward markets for metals and other commodities; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada and the United States and, to a lesser extent, Mexico; discrepancies between actual and estimated production, between actual and estimated Mineral Reserves and Mineral Resources and between actual and estimated metallurgical recoveries; risks related to early production at the Rainy River Mine, including failure of equipment, machinery, the process circuit or other processes to perform as designed or intended; changes in national and local government legislation in Canada and, to a lesser extent,  Mexico or any other country in which New Gold currently or may in the future carry on business; taxation; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction in which New Gold operates, including, but not limited to: in Canada, obtaining the necessary permits for New Afton C-zone and Blackwater; the lack of certainty with respect to foreign legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the uncertainties inherent to current and future legal challenges New Gold is or may become a party to; diminishing quantities or grades of Mineral Reserves and Mineral Resources; competition; loss of key employees; rising costs of labour, supplies, fuel and equipment; actual results of current exploration or reclamation activities; uncertainties inherent to mining economic studies including the feasibility studies for New Afton C-zone and Blackwater; the uncertainty with respect to prevailing market conditions necessary for a positive development or construction decision for Blackwater; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties; unexpected delays and costs inherent to consulting and accommodating rights of First Nations and other Aboriginal groups; uncertainties and unanticipated delays associated with obtaining and maintaining necessary licenses, permits and authorizations and complying with permitting requirements, including those associated with the environmental assessment process for Blackwater. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental events and hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks), the risks identified in the “Enterprise Risk Management and Risk Factors” section of this MD&A as well as “Risk Factors” included in New Gold’s disclosure documents filed on and available on SEDAR at www.sedar.com. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this MD&A are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

Technical Information

The scientific and technical information relating to the operation of New Gold’s operating mine’s and Mineral Reserves contained herein has been reviewed and approved by Mr. Andrew Croal, Director, Technical Services of New Gold.  The scientific and technical information relating to Mineral Resources and exploration activities and results contained herein has been reviewed and approved by Mr. Michele Della Libera, Director, Exploration of New Gold. All other scientific and technical information contained herein has been reviewed and approved by Eric Vinet, Vice President of New Gold. Mr. Croal is a Professional Engineer and member of the Association of Professional Engineers Ontario. Mr. Vinet is a Professional Engineer and member of the Ordre des ingénieurs du Québec. Mr. Croal, Mr. Della Libera and Mr. Vinet are "Qualified Persons" for the purposes of NI 43-101.

The estimates of Mineral Reserves and Mineral Resources discussed in this MD&A may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing and other relevant issues. New Gold’s current Annual Information Form and the NI 43-101 Technical Reports for its mineral properties, all of which are available on SEDAR at www.sedar.com, contain further details regarding Mineral Reserve and Mineral Resource estimates, classification and reporting parameters, key assumptions and associated risks for each of New Gold's mineral properties, including a breakdown by category.